UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2022

Fundrise East Coast Opportunistic REIT, LLC

(Exact name of issuer as specified in its charter)

Commission File Number: 024-12109

Delaware	30-0889118
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC (Address of principal executive offices)	20036 (Zip Code)

(202) 584-0550
Issuer’s telephone number, including area code

Common Shares
(Title of each class of securities issued pursuant to Regulation A)

Part II.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this Annual Report on Form 1-K (“Annual Report”) that are forward-looking statements within the meaning of the federal securities laws. The words “outlook,” “believe,” “estimate,” “potential,” “projected,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “could” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

•	our ability to effectively deploy the proceeds raised in our initial and subsequent offerings (the “Offering(s)”);

•	our ability to attract and retain shareholders to the online investment platform located at www.fundrise.com (the “Fundrise Platform”) of Rise Companies Corp. (our “Sponsor”);

•	public health crises, pandemics and epidemics, such as those caused by new strains of viruses such as H5N1 (avian flu), severe acute respiratory syndrome (SARS) and, most recently, the novel coronavirus (COVID-19);

•	risks associated with breaches of our data security;

•	climate change and natural disasters that could adversely affect our properties and our business;

•	changes in economic conditions generally and the real estate and securities markets specifically;

•	limited ability to dispose of assets because of the relative illiquidity of real estate investments;

•	intense competition in the real estate market that may limit our ability to attract or retain tenants or re-lease space;

•	defaults on or non-renewal of leases by tenants;

•	increased interest rates and operating costs;

•	our failure to obtain necessary outside financing;

•	decreased rental rates or increased vacancy rates;

•	the risk associated with potential breach or expiration of a ground lease, if any;

•	difficulties in identifying properties to complete, and consummating, real estate acquisitions, developments, joint ventures and dispositions;

•	our failure to successfully operate acquired properties and operations;

•	exposure to liability relating to environmental and health and safety matters;

•	changes in real estate and zoning laws and increases in real property tax rates;

•	failure of acquisitions to yield anticipated results;

•	risks associated with derivatives or hedging activity;

•	our level of debt and the terms and limitations imposed on us by our debt agreements;

•	the need to invest additional equity in connection with debt refinancings as a result of reduced asset values;

•	our ability to retain our executive officers and other key personnel of our advisor, our property manager and their affiliates;

•	expected rates of return provided to investors;

•	the ability of our Sponsor and its affiliates to source, originate and service our loans and other assets, and the quality and performance of these assets;

•	our ability to retain and hire competent employees and appropriately staff our operations;

•	legislative or regulatory changes impacting our business or our assets (including changes to the laws governing the taxation of REITs and the Securities and Exchange Commission (“SEC”) guidance related to Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”), or the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”));

•	changes in business conditions and the market value of our assets, including changes in interest rates, prepayment risk, operator or borrower defaults or bankruptcy, and generally the increased risk of loss if our investments fail to perform as expected;

•	our ability to implement effective conflicts of interest policies and procedures among the various real estate investment opportunities sponsored by our Sponsor;

•	our ability to access sources of liquidity when we have the need to fund redemptions of common shares in excess of the proceeds from the sales of our common shares in our continuous offering and the consequential risk that we may not have the resources to satisfy redemption requests;

•	our ability to consummate a liquidity transaction on our stated intended timeline or at all;

•	our failure to maintain our status as a real estate investment trust (“REIT”);

•	our compliance with applicable local, state and federal laws, including the Investment Advisers Act of 1940, as amended, the Investment Company Act of 1940, as amended, and other laws; and

•	changes to U.S. generally accepted accounting principles (“U.S. GAAP”).

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. All forward-looking statements are made as of the date of this Annual Report and the risk that actual results will differ materially from the expectations expressed in this Annual Report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Annual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Annual Report, including, without limitation, the risks described under “Risk Factors,” the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report will be achieved.

Item 1.	Business

Fundrise East Coast Opportunistic REIT, LLC is a Delaware limited liability company formed on November 19, 2015 to originate, invest in and manage a diversified portfolio primarily consisting of investments in multifamily rental properties and development projects located in the states of Massachusetts, New York, New Jersey, North Carolina, South Carolina, Georgia and Florida, as well as the metropolitan statistical areas (“MSAs”) of Washington, DC and Philadelphia, PA, with such investments consisting of equity interests in such properties or debt, as well as commercial real estate debt securities (including commercial mortgage-backed securities, collateralized debt obligations, and real estate investment trust (“REIT”) senior unsecured debt) and other select real estate-related assets, where the underlying assets primarily consist of such properties. Operations commenced on October 25, 2016. We define development projects to include a range of activities from major renovation and lease-up of existing buildings to ground up construction. While we intend to primarily invest in multifamily rental properties and development projects located in the states of Massachusetts, New York, New Jersey, North Carolina, South Carolina, Georgia and Florida, as well as the MSAs of Washington, DC and Philadelphia, PA, we may invest in other asset classes as well as other locations, depending on the availability of suitable investment opportunities. We may also invest in commercial real estate-related debt securities (including commercial mortgage-backed securities, collateralized debt obligations, and REIT senior unsecured debt) and other real estate-related assets. We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns.

The Company has one reportable segment consisting of investments in real estate. The use of the terms “Fundrise East Coast Opportunistic REIT,” the “Company,” “we,” “us” or “our” in this Annual Report refer to Fundrise East Coast Opportunistic REIT, LLC unless the context indicates otherwise.

As a limited liability company, we have elected to be taxed as a C corporation. Commencing with the taxable year ending December 31, 2016, the Company operates in a manner intended to qualify for treatment as a REIT under the Internal Revenue Code of 1986, as amended.

We are externally managed by Fundrise Advisors, LLC (our “Manager”), which is an investment adviser registered with the SEC, and a wholly-owned subsidiary of our Sponsor, the parent company of Fundrise, LLC, our affiliate. Fundrise, LLC owns and operates the Fundrise Platform, which allows investors to hold interests in real estate opportunities that may have been historically difficult to access for some investors. Our Manager has the authority to make all of the decisions regarding our investments, subject to the limitations in our operating agreement and the direction and oversight of our Manager’s investment committee. Our Sponsor also provides investment management, marketing, investor relations and other administrative services on our behalf. Accordingly, we do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us.

Investment Strategy

We originate, acquire, asset manage, operate, selectively leverage, syndicate and opportunistically sell multifamily rental properties, industrial rental properties, and development projects through the acquisition of equity interests in such properties or debt (including senior mortgage loans, subordinated mortgage loans, mezzanine loans, and participations in such loans), as well as commercial real estate debt securities and other real estate-related assets, where the underlying assets primarily consist of such properties. Our management has extensive experience investing in numerous types of properties. While we focus our investments primarily in multifamily rental properties, industrial rental properties, and development projects, in the event that appropriate investment opportunities are not available, we may acquire a wide variety of commercial properties, including office, retail, recreation and leisure, single-tenant residential and other real properties. These properties may be existing, income-producing properties, newly constructed properties or properties under development or construction and may include multifamily rental properties purchased for conversion into condominiums and single-tenant properties that may be converted for multifamily use. We focus on acquiring properties with significant possibilities for capital appreciation, such as those requiring development, redevelopment or repositioning, those located in markets with high growth potential and those available from sellers who are distressed or face time-sensitive deadlines. We also may invest in real estate-related securities, including securities issued by other real estate companies, either for investment or in change of control transactions completed on a negotiated basis or otherwise, and in bridge and mezzanine loans that may lead to an opportunity to purchase a real estate interest. In addition, to the extent that our Manager and its investment committee determines that it is advantageous, we also may make or invest in commercial mortgage-backed securities, mortgage loans and Code Section 1031 tenant-in-common interests. Our portfolio of real estate debt investments is secured primarily by U.S. based collateral, primarily multifamily rental properties and development projects, and diversified by security type.

For real estate debt investments, our Manager directly structures, underwrites and originates many of the debt products in which we invest, as doing so provides for the best opportunity to manage our borrower and partner relationships and optimize the terms of our investments. Our proven underwriting process, which our management team has successfully developed over their extensive real estate careers in a variety of market conditions and implemented at our Sponsor, involves comprehensive financial, structural, operational and legal due diligence of our borrowers and partners in order to optimize pricing and structuring and mitigate risk. We feel the current and future market environment for the acquisition of property for development projects (including any existing or future government-sponsored programs) provides a wide range of opportunities to generate compelling investments with strong risk-return profiles for our shareholders.

In executing on our business strategy, we believe that we benefit from our Manager’s affiliation with our Sponsor given our Sponsor’s strong track record and extensive experience and capabilities as an online real estate origination and funding platform. These competitive advantages include:

•	our Sponsor’s experience and reputation as a leading real estate investment manager, which historically has given it access to a large investment pipeline similar to our targeted assets and the key market data we use to underwrite and portfolio manage assets;

•	our Sponsor’s direct and online origination capabilities, which are amplified by a proprietary technology platform, business process automation, and a large user base, of which a significant portion are seeking capital for real estate projects;

•	our Sponsor’s relationships with financial institutions and other lenders that originate and distribute commercial real estate debt and other real estate-related products and that finance the types of assets we intend to acquire and originate;

•	our Sponsor’s experienced portfolio management team which actively monitors each investment through an established regime of analysis, credit review and protocol; and

•	our Sponsor’s management team, which has a successful track record of making commercial real estate investments in a variety of market conditions.

Investment Objectives

Our primary investment objectives are:

•	to realize growth in the value of our investments over the long term;

•	to grow net cash from operations so that cash flow is available for distributions to investors over the long term;

•	to pay attractive and consistent cash distributions;

•	to enable investors to realize a return on their investment by beginning the process of liquidating and distributing cash to investors within approximately five years from the one-year anniversary of the initial qualification of our Offering, or providing liquidity through alternative means such as in-kind distributions of our own securities or other assets; and

•	to preserve, protect and return shareholders’ capital contributions.

While we initially targeted liquidating and distributing cash to investors within a certain time period, given that our investors have an opportunity to gain liquidity quarterly and that our investments are of a long term nature, our Manager has determined to operate the Fund with no target liquidation date so that it can make decisions in the best interests of our investors on a project-by-project basis. We also seek to realize growth in the value of our investments by timing their sale to maximize value. However, there is no assurance that our investment objectives will be met. We cannot assure you that we will attain these objectives or that the value of our assets will not decrease. Furthermore, within our investment objectives and policies, our Manager has substantial discretion with respect to the selection of specific investments and the purchase and sale of our assets. Our Manager’s investment committee will review our investment guidelines at least annually to determine whether our investment guidelines continue to be in the best interests of our shareholders.

Competition

Our net income depends, in large part, on our ability to source, acquire and manage investments with attractive risk-adjusted yields. We compete with many other entities engaged in real estate investment activities, including individuals, corporations, bank and insurance company investment accounts, other REITs, private real estate funds, and other entities engaged in real estate investment activities as well as online lending platforms that compete with the Fundrise Platform, many of which have greater financial resources and lower costs of capital available to them than we have. In addition, there are numerous REITs with asset acquisition objectives similar to ours, and others may be organized in the future, which may increase competition for the investments suitable for us. Competitive variables include market presence and visibility, amount of capital to be invested per project and underwriting standards. To the extent that a competitor is willing to risk larger amounts of capital in a particular transaction or to employ more liberal underwriting standards when evaluating potential investments than we are, our investment volume and profit margins for our investment portfolio could be impacted. Our competitors may also be willing to accept lower returns on their investments and may succeed in buying the assets that we have targeted for acquisition. Although we believe that we are well positioned to compete effectively in each facet of our business, there is enormous competition in our market sector and there can be no assurance that we will compete effectively or that we will not encounter increased competition in the future that could limit our ability to conduct our business effectively.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” contained in our Offering Circular which may be accessed here, as the same may be updated from time to time by our future filings under Regulation A (“Regulation A”) of the Securities Act of 1933 (the “Securities Act”). In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes thereto contained in this Annual Report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. For further information regarding forward-looking statements, see “Statements Regarding Forward-Looking Information.” Unless otherwise indicated, the latest results discussed below are as of December 31, 2022.

Offering Results

We have offered, are offering, and may continue to offer up to $75.0 million in our common shares in any rolling twelve-month period under Regulation A. The Offering is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may occur sporadically over the term of the Offering. As of December 31, 2022 and 2021, we had raised total gross offering proceeds of approximately $174.9 million and $162.3 million, respectively, from settled subscriptions (including the $100,000 received in the private placements to our Sponsor, and Fundrise, L.P., an affiliate of our Sponsor, and the $3,066,000 and $2,123,000 received in private placements to third parties, respectively), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 15,444,000 and 14,556,000, respectively, of our common shares. Assuming the settlement for all subscriptions received as of December 31, 2022, approximately $60.7 million of our previously qualified common shares remained available for sale to the public (based on our current share price) under our Offering.

Until December 31, 2017, the per share purchase price for our common shares was $10.00, an amount that was arbitrarily determined by our Manager. Thereafter, the per share purchase price has been and will continue to be subject to adjustment every fiscal quarter and, as of January 1st, April 1st, July 1st and October 1st of each year (or as soon as commercially reasonable and announced by us thereafter), will equal the greater of (i) $10.00 per share or (ii) the sum of our net asset value (“NAV”) divided by the number of our common shares outstanding as of the end of the prior fiscal quarter (“NAV per share”).

Below is the NAV per share during the years ended December 31, 2022 and 2021, as determined in accordance with our valuation policy. Linked in the table is the relevant Form 1-U detailing each NAV evaluation method, incorporated by reference herein.

Date	NAV Per Share	Link
March 31, 2021	$12.05	Form 1-U
June 30, 2021	$12.68	Form 1-U
September 30, 2021	$13.68	Form 1-U
December 31, 2021	$14.04	Form 1-U
March 31, 2022	$14.19	Form 1-U
June 30, 2022	$15.33	Form 1-U
September 30, 2022	$15.16	Form 1-U
December 31, 2022	$14.74	Form 1-U
March 31, 2023	$14.82	Form 1-U

Distributions

To qualify as a REIT, and to maintain our qualification as a REIT, we are required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains we must distribute 100% of such income and gains annually. Our Manager may authorize distributions in excess of those required for us to maintain REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Manager deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on daily record dates and pay distributions on a quarterly or other periodic basis. We have not established a minimum distribution level.

While we are under no obligation to do so, we have in the past and expect in the future to declare and pay distributions quarterly in arrears; however, our Manager may declare other periodic distributions as circumstances dictate. In order that investors may generally begin receiving distributions immediately upon our acceptance of their subscription, we expect to authorize and declare distributions based on daily record dates. However, there may also be times when our Manager elects to reduce our rate of distributions in order to preserve or build up a higher level of liquidity at the Company level.

When calculated on a tax basis, distributions were made 100% from return of capital for the year ended December 31, 2022.

During the years ended December 31, 2022 and 2021, our Manager has declared daily distributions for shareholders of record as of the close of business on each day for the periods as shown in the table below:

Distribution Period	Daily Distribution Amount/Common Share	Date of Declaration	Payment Date (1)	Annualized Yield (2)		Link
01/01/2021 – 01/31/2021	0.0012328767	12/29/2020	04/13/2021	4.50%		Form 1-U
02/01/2021 – 02/28/2021	0.0012328767	01/28/2021	04/13/2021	4.50%		Form 1-U
03/01/2021 – 03/31/2021	0.0013698630	02/25/2021	04/13/2021	5.00%		Form 1-U
04/01/2021 – 04/30/2021	0.0013698630	03/30/2021	07/13/2021	5.00%		Form 1-U
05/01/2021 – 05/31/2021	0.0010958904	04/29/2021	07/13/2021	4.00%		Form 1-U
06/01/2021 – 06/30/2021	0.0013698630	05/28/2021	07/13/2021	5.00%		Form 1-U
07/01/2021 – 07/31/2021	0.0014383562	06/29/2021	10/12/2021	5.25%		Form 1-U
08/01/2021 – 08/31/2021	0.0013698630	07/28/2021	10/12/2021	4.00%		Form 1-U
09/01/2021 – 10/01/2021	0.0008219178	08/27/2021	10/12/2021	3.00%		Form 1-U
10/02/2021 – 10/31/2021	0.0009589041	10/01/2021	01/11/2022	3.50%		Form 1-U
11/01/2021 – 11/30/2021	0.0004109589	10/27/2021	01/11/2022	1.50%		Form 1-U
12/01/2021 – 12/31/2021	0.0004109589	11/29/2021	01/11/2022	1.50%		Form 1-U
01/01/2022 – 01/31/2022	0.0002739726	12/29/2021	04/12/2022	1.00%		Form 1-U
02/01/2022 – 02/28/2022	0.0002739726	01/28/2022	04/12/2022	1.00%		Form 1-U
03/01/2022 – 03/31/2022	0.0002739726	02/25/2022	04/12/2022	1.00%		Form 1-U
04/01/2022 – 04/30/2022	0.0002739726	03/30/2022	07/12/2022	1.00%		Form 1-U
05/01/2022 – 05/31/2022	0.0002739726	04/27/2022	07/12/2022	1.00%		Form 1-U
06/01/2022 – 06/30/2022	0.0002739726	05/27/2022	07/12/2022	1.00%		Form 1-U
07/01/2022 – 07/31/2022	0.0002739726	06/28/2022	10/12/2022	1.00%		Form 1-U
08/01/2022 – 08/31/2022	0.0001369863	07/27/2022	10/12/2022	0.50%		Form 1-U
09/01/2022 – 10/01/2022	0.0001369863	08/29/2022	10/12/2022	0.50%		Form 1-U
10/02/2022 – 10/31/2022	0.0001369863	10/01/2022	01/11/2023	0.50%		Form 1-U
11/01/2022 – 11/30/2022	0.0001369863	10/28/2022	01/11/2023	0.50%		Form 1-U
12/01/2022 – 12/31/2022	0.0001369863	11/29/2022	01/11/2023	0.50%		Form 1-U
01/01/2023 – 01/31/2023	0.0001369863	12/29/2022	04/21/2023	0.50%		Form 1-U
02/01/2023 – 02/28/2023	0.0001369863	01/30/2023	04/21/2023	0.50%		Form 1-U
03/01/2023 – 03/31/2023	0.0001369863	02/27/2023	04/21/2023	0.50%		Form 1-U
04/01/2023 – 04/30/2023	0.0001369863	03/29/2023	07/21/2023	0.50%		Form 1-U
Weighted Average	0.0005783955(3)			2.11	%(4)

(1)	Dates presented are the dates on which the distributions were, or are, scheduled to be distributed; actual distribution dates may vary.

(2)	Annualized yield numbers represent the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $10.00 per share purchase price. While the Manager is under no obligation to do so, each annualized basis return assumes that the Manager would declare distributions in the future similar to the distributions for each period presented, and there can be no assurance that the Manager will declare such distributions in the future or, if declared, that such distributions would be of a similar amount.

(3)	Weighted average daily distribution amount per common share is calculated as the average of the daily declared distribution amounts from January 1, 2021 through April 30, 2023.

(4)	Weighted average annualized yield is calculated as the annualized yield of the average daily distribution amount for the periods presented, using a $10.00 per share purchase price.

Any distributions that we make directly impacts our NAV by reducing the amount of our assets. Our goal is to provide a reasonably predictable and stable level of current income, through quarterly or other periodic distributions, while at the same time maintaining a fair level of consistency in our NAV. Over the course of a shareholder’s investment, the shareholder’s distributions plus the change in NAV per share (either positive or negative) will produce the shareholder’s total return.

Our distributions will generally constitute a return of capital to the extent that they exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a shareholder’s adjusted tax basis in the shareholder’s shares, and to the extent that it exceeds the shareholder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares.

Redemption Plan

Although we do not intend to list our common shares for trading on a stock exchange or other trading market, we have adopted a redemption plan designed to provide our shareholders with limited liquidity for their investment in our shares. The Company’s redemption plan provides that on a quarterly basis, subject to certain exceptions, a shareholder could obtain liquidity as described in detail in our Offering Circular. Effective October 1, 2022, we revised our redemption plan to reduce the redemption price per share by the aggregate sum of distributions that reduce our NAV per share each quarter. Previously, we revised our redemption plan to reflect the following changes, effective October 1, 2021: (1) update our policy for redemptions so that shares held less than 5 years will be subject to a flat 1% penalty to the NAV per share in effect at the time of the redemption request; and (2) effectuate redemption requests on a first in first out basis, meaning, those shares submitted by a shareholder for redemption in any given month or quarter that have been continuously held for the longest amount of time will be redeemed first. Our Manager may in its sole discretion, amend, suspend, or terminate the redemption plan at any time, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason.

As of December 31, 2022, approximately 3,583,000 common shares had been submitted for redemption since operations commenced, and 100% of such redemption requests have been honored. We believe the increase in redemptions during the year ended December 31, 2022, is attributable to investor demand to restore and preserve personal liquidity given the changes in economic conditions across the broader financial markets.

Critical Accounting Policies

Our accounting policies have been established to conform with U.S. GAAP. The preparation of consolidated financial statements in conformity with U.S. GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting periods. Management believes that we have made these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the consolidated financial statements.

We believe the following accounting estimates are the most critical to aid in fully understanding our reported financial results, and they require our most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain.

Investments in Equity Method Investees Impairment

The Company evaluates its investments in equity method investees for impairment whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. If it is determined that an impairment exists and is other-than-temporary, then the Company estimates the fair value of the investment using various valuation techniques including, but not limited to, discounted cash flow models, which consider inputs such as the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. Such assumptions involve a high degree of judgment and could be impacted by future economic and market conditions. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment loss to reduce the carrying value of its investment to fair value.

Impairment of Rental Real Estate Properties and Real Estate Held for Improvement

Long-lived assets are reviewed for impairment annually, or whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. When determining if a property has indicators of impairment, we evaluate the property’s occupancy and cash flows, our expected holding period for the property, strategic decisions regarding the property’s future operations or development, and other market factors. Impairment exists if estimated future undiscounted cash flows associated with those assets are less than the assets’ carrying value. Estimates of undiscounted cash flows are based on forward-looking assumptions, including annual and residual cash flows, terminal capitalization rates, and our estimated holding period for each asset. Such assumptions involve a high degree of judgment and could be affected by future economic and market conditions. When impairment exists, the long-lived asset is adjusted to its fair value. Impairment is calculated as the excess of carrying value over the fair value. Fair value is determined using industry techniques, which include a discounted cash flow, comparable sales or other income approaches. These valuation techniques require assumptions regarding future occupancy, rental rates, capital requirements, capitalization rate and discount rate that could differ materially from actual results and involve a high degree of judgment. Assets held for sale are recorded at the lower of cost or fair value less costs to sell.

Recent Accounting Pronouncements

The Financial Accounting Standards Board has released several Accounting Standards Updates (each an “ASU”) that may have an impact on our consolidated financial statements. See Recent Accounting Pronouncements in Note 2, Summary of Significant Accounting Policies in the consolidated financial statements for discussion of the relevant ASUs. We are currently evaluating the impact of the various ASUs on our consolidated financial statements and determining our plan for adoption.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Sources of Operating Revenues and Cash Flows

For the years ended December 31, 2022 and 2021, we primarily generated revenue from our investments in equity method investees and money market dividends. In the future, we expect to generate additional revenue from our investments in rental real estate properties as redevelopment of these properties was completed in December 2022. See Note 13, Subsequent Events for additional details regarding leases signed that will impact future revenue. In addition, we expect to receive cash flow distributions from investments in equity method investees. We may also seek to acquire investments which generate attractive returns without any leverage. See Note 2, Summary of Significant Accounting Policies—Revenue Recognition in our consolidated financial statements for further detail.

Results of Operations

For the years ended December 31, 2022 and 2021, we had total consolidated net (loss) income of approximately ($3.8) million and $20.7 million, respectively.

Revenue

Interest Revenue

For the years ended December 31, 2022 and 2021, we earned interest revenue of approximately $0 and $1.8 million, respectively, from our real estate debt investments. The decrease in interest revenue is primarily attributable to the payoff of all five outstanding preferred equity investments classified as real estate debt investments during the year ended December 31, 2021.

Other Revenue

For the years ended December 31, 2022 and 2021, we earned other revenue of approximately $266,000 and $6,000, respectively. The increase in other revenue is primarily attributable to money market dividends earned in connection with the cash sweep account opened in the current period.

Expenses

Depreciation and Amortization

For the years ended December 31, 2022 and 2021, we incurred depreciation and amortization expense of approximately $1.6 million and $0, respectively. The increase in expense is primarily due to the rental real estate property acquired in June 2022.

Investment Management Fees – Related Party

For the years ended December 31, 2022 and 2021, we incurred investment management fees of approximately $1.5 million and $1.1 million, respectively. The increase in investment management fees is directly related to an increase in the quarterly net asset value, as the investment management fee is calculated as a percentage of net assets each quarter.

General and Administrative

For the years ended December 31, 2022 and 2021, we incurred general and administrative expenses of approximately $416,000 and $354,000, respectively, which includes auditing and professional fees, software subscription costs, and other expenses associated with operating our business. The increase in general and administrative cost is primarily attributable to higher professional fees associated with the Company’s growing asset portfolio and investor base.

Property Operating and Maintenance

For the years ended December 31, 2022 and 2021, we incurred property operating and maintenance expenses of approximately $266,000 and $0, respectively. The increase in expense is due to the rental real estate property acquired in June 2022 and Lake Ellenor JV expenses which resulted from the 1031 exchange.

Other Income (Expenses)

Equity in Earnings (Losses)

For the years ended December 31, 2022 and 2021, we had equity in earnings of approximately $1.7 million and $20.5 million from our equity method investees, respectively. The decrease in equity in earnings is primarily due to approximately $20.0 million of non-recurring gains from disposition recognized in the prior year. For more information, see Note 4, Investments in Equity Method Investees.

Increase in Fair Value of Derivative Financial Instrument

For the years ended December 31, 2022 and 2021, we had an increase in the fair value of the derivative financial instrument of approximately $505,000 and $0, respectively. We acquired the derivative financial instrument from the interest rate cap agreement entered into in connection with the Credit Facility entered into during the year ended December 31, 2022. The increase in the fair value of our derivative financial instrument in the current year is a result of increased interest rates in the capital markets.

Interest Expense

For the years ended December 31, 2022 and 2021, we incurred interest expense of approximately $2.4 million and $0, respectively. The increase in interest expense is related to interest incurred and amortization of deferred financing fees on the Credit Facility entered into during the year ended December 31, 2022.

Interest Expense – Related Party

For the years ended December 31, 2022 and 2021, we incurred interest expense of approximately $5,000 and $153,000, respectively. The decrease in interest expense is primarily related to loan payoffs from National Lending, LLC (“National Lending”) during the year ended December 31, 2022. See Note 10, Related Party Arrangements, for further information.

Our Investments

As of December 31, 2022, we had entered into the following investments. See “Recent Developments” for a description of investments we have made since December 31, 2022. Note that the use of the term “controlled subsidiary” is not intended to conform with U.S. GAAP definition and does not correlate to a subsidiary that would require consolidation under U.S. GAAP.

Real Property and Controlled Subsidiaries (Preferred Equity Investments)	Location	Type of Property	Date of Acquisition	Annual Return (1)	Redemption Date (2)	Total Commitment (3)	LTV (4)	LTC (5)	Overview (Form 1-U)
Sandtown Controlled Subsidiary(6)	Atlanta, GA	Multifamily	11/21/2016	12.5%	07/02/2022	$5,000,000	87.0%	82.0%	Initial	Update
RSE TWO Controlled Subsidiary(7)	Indian Land, SC	Multifamily	08/30/2017	13.0%	08/30/2021	$6,000,000	-	76.8%	Initial	Update
RSE GJ Controlled Subsidiary(8)	Atlanta, GA	Multifamily	05/01/2018	11.5%	05/01/2023	$5,000,000	-	80.7%	Initial	Update
RSE Waypoint Hackensack Controlled Subsidiary(9)	Hackensack, NJ	Multifamily	08/16/2018	11.3%	02/16/2022	$3,750,000	-	73.6%	Initial	Update
Harbour Island Controlled Subsidiary(10)	Tampa, FL	Multifamily	11/08/2019	9.6%	11/08/2026	$4,000,000	85.0%	-	Initial	Update

(1)	Annual Return refers to the projected annual preferred economic return that we are entitled to receive with priority payment over the other equity invested in the property. The annual return presented does not distinguish between returns that are paid current and those that accrue to the redemption date, nor does it include any increases in annual return that may occur in the future.

(2)	Redemption Date refers to the initial redemption date of each asset, and does not take into account any extensions that may be available.

(3)	Total Commitment refers to the total commitment made by the Company in acquiring the asset, not all of which may have been funded on the acquisition date.

(4)	LTV, or loan-to-value ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated future value of the underlying asset at stabilization as reasonably determined by our Manager. There can be no assurance that such value will be achieved. For performance evaluation, we generally use LTV for properties that are generating cash flow. LTVs presented are as of the date of acquisition by the Company and have not been subsequently updated.

(5)	LTC, or loan-to-cost ratio, is the approximate amount of the total commitment plus any other debt on the asset, divided by the anticipated cost to complete the project. For performance evaluation, we generally use LTC for properties that are subject to construction. There can be no assurance that the anticipated completion cost will be achieved. LTCs presented are as of the date of acquisition by the Company and have not been subsequently updated.

(6)	On April 26, 2021, the Sandtown Controlled Subsidiary redeemed the Sandtown Investment in full.

(7)	On September 14, 2021, the RSE TWO Controlled Subsidiary redeemed the RSE TWO Controlled Subsidiary Investment in full.

(8)	On September 14, 2021, the RSE GJ Controlled Subsidiary redeemed the RSE GJ Controlled Subsidiary Investment in full.

(9)	On July 29, 2021, the RSE Waypoint Hackensack Controlled Subsidiary redeemed the RSE Waypoint Hackensack investment in full.

(10)	On February 25, 2021, the Harbour Island Controlled Subsidiary redeemed the Harbour Island Investment in full.

Real Property Controlled Subsidiaries (JV Equity Investments)	Location	Property Type	Date of Acquisition	Purchase Price (1)	Overview (Form 1-U)
RSE REM Controlled Subsidiary	Orlando, FL	Multifamily	11/30/2016	$7,650,000	Initial	Update 1 Update 2 Update 3 Update 4
RSE Insight Controlled Subsidiary	Arlington, VA	Multifamily	01/17/2017	$6,502,187	Initial	Update 1 Update 2
RSE Northpoint - Persimmon Controlled Subsidiary	Alexandria, VA	Multifamily	04/27/2018	$10,257,055	Initial	Update
RSE Verse Controlled Subsidiary	Royal Palm Beach, FL	Multifamily	12/10/2018	$5,100,000	Initial	Update
RSE Mezza Controlled Subsidiary	Jacksonville, FL	Multifamily	06/17/2019	$13,177,500	Initial	Update
Hampton Station Controlled Subsidiary	Greenville, SC	Multifamily/Retail	08/16/2019	$5,071,222	Initial	Update
7980 Tar Bay Controlled Subsidiary(2)	Jessup, MD	Industrial	06/04/2021	$28,007,767	Initial	Update
215 N 143rd Ave. Controlled Subsidiary(3)	Goodyear, AZ	Industrial	09/30/2021	$3,059,000	Initial	Update
22480 Randolph Drive Controlled Subsidiary(3)	Sterling, VA	Industrial	11/15/2021	$2,086,000	Initial	Update
7441 Candlewood Road Controlled Subsidiary(3)	Hanover, MD	Industrial	12/29/2021	$2,410,000	Initial	Update
Aerotropolis Controlled Subsidiary(3)	Atlanta, GA	Industrial	02/09/2022	$581,500	Initial	Update
910 W Carver Controlled Subsidiary(3)	Tempe, AZ	Industrial	02/15/2022	$2,410,000	Initial	Update
S Hardy Controlled Subsidiary(3)	Tempe, AZ	Industrial	06/03/2022	$1,100,000	Initial	N/A
4653 Nall Road Controlled Subsidiary(3)	Farmers Branch, TX	Industrial	06/16/2022	$1,573,000	Initial	N/A

(1)	Purchase Price refers to the total price paid by us for our pro rata share of the equity in the controlled subsidiary.

(2)	Industrial real estate investment was acquired by the Company through our investment in Fundrise Industrial JV 1, LLC, a joint venture between the Company and Fundrise Real Estate Interval Fund, LLC. See “Recent Developments” for a description of any investments we have made since December 31, 2022.

(3)	Industrial real estate investments were acquired by the Company through our investments in Fundrise Industrial JV 2, LLC, a joint venture between the Company and Fundrise Real Estate Interval Fund, LLC. See “Recent Developments” for a description of any investments we have made since December 31, 2022.

As of December 31, 2022, the Company’s investments in companies that are accounted for under the equity method of accounting also included the contributions to National Lending, LLC (“National Lending”) and Co-Investment Arrangements in exchange for ownership interests. See Note 10, Related Party Arrangements for further information regarding National Lending and Co-Investment Arrangements.

Real Property Controlled Subsidiaries (Wholly-owned Investments)	Location	Type of Property	Approx. Square Footage at Acquisition	Date of Acquisition	Approx. Acquisition Cost	Projected Hold Period	Overview (Form 1-U)
E66 Controlled Subsidiary (1)	Springfield, VA	Industrial	168,000	01/15/2020	$15,738,000	10 years	Initial	Update 1 Update 2
Hagerstown Crossroads Controlled Subsidiary	Williamsport, MD	Industrial	825,000	06/17/2022	$53,323,000	10 years	Initial	Update

(1)	On December 13, 2022, we completed the redevelopment of the E66 Controlled Subsidiary property and placed it in service. For more information, see Note 5 Investment in Rental Real Estate Properties and Real Estate Held for Improvement.

Liquidity and Capital Resources

We require capital to fund our investment activities and operating expenses. Our capital sources may include net proceeds from our Offering, cash flow from operations, net proceeds from asset repayments and sales, borrowings under credit facilities, other term borrowings and securitization financing transactions.

We obtain the capital required to primarily originate, invest in and manage a diversified portfolio of real estate investments and conduct our operations from the proceeds of our Offering and from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations. As of December 31, 2022, we had deployed approximately $119.5 million for nine investments and had approximately $15.9 million in cash and cash equivalents. The Company has a continuous funding commitment to maintain a total contribution amount of up to 5% of its assets under management to National Lending. See Note 10, Related Party Arrangements for more information regarding National Lending. As of December 31, 2022, we anticipate that cash on hand, proceeds from our Offering, and future cash flows from operations will provide sufficient liquidity to meet future funding commitments and costs of operations. Additionally, as part of our ownership interest of National Lending, we have the ability to utilize short-term bridge financing through promissory notes. See Note 10, Related Party Arrangements for more information.

We may employ leverage to enhance total returns to our shareholders through a combination of senior financing on our real estate acquisitions, secured facilities, and capital markets financing transactions. We have outstanding Company level debt (inclusive of accrued interest) of approximately $80.1 million as of both April 24, 2023 and December 31, 2022, respectively. Our targeted portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments is between 50%-85% of the greater of the cost (before deducting depreciation or other non-cash reserves) or the fair market value of our assets. During the period when we are acquiring our initial portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the initial portfolio) in order to quickly build a diversified portfolio of assets. We seek to secure conservatively structured leverage that is long-term, non-recourse, non-mark-to-market financing to the extent obtainable on a cost-effective basis. To the extent a higher level of leverage is employed it may come either in the form of government-sponsored programs or other long-term, non-recourse, non-mark-to-market financing. Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. However, other than during our initial period of operations, it is our policy to not borrow more than 85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee.

We face challenges in order to ensure liquidity and capital resources on a long-term basis. If we are unable to raise additional funds from the issuance of common shares, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make. We may be subject to more fluctuations based on the performance of the specific assets we acquire. Further, we have certain direct and indirect operating expenses. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income and would limit our ability to make distributions.

Outlook and Recent Trends

Despite the public markets having delivered one of their worst performing years in the past several decades, the strength of the Fundrise Portfolio led to a stronger relative performance compared to the broader market in 2022. The Fundrise Portfolio had a positive net return when averaged across all investor accounts in 2022. During the same period, the S&P 500® Total Return Index, a bellwether for the overall U.S. stock market, returned -18.11% and publicly listed REITs (as measured by the NAREIT All U.S. REITs index) returned -25.10%.

To combat the record high inflation in 2022, the Federal Reserve conducted its fastest ever period of interest rate hikes. As expected, this plan to methodically slow down the economy and withdraw liquidity from the market through the use of monetary policy has also led to a sharp decline in asset values across nearly all sectors. While no asset is immune, hard assets, such as real estate, tend to perform well in inflationary environments.

We seek to identify and make our investments according to large macroeconomic trends precisely because we believe those trends are likely to drive outsized growth, which in turn can deliver better than average performance.

More granularly, the primary contributors to 2022 performance were:

●	Interest rate hikes conducted by the Federal Reserve to combat record high inflation

●	Continued rent increases caused by a post pandemic spike in demand combined with ongoing limitations on the supply of housing

●	Sunbelt growth whereby the existing dynamics of strong population and job growth were amplified by the pandemic-driven migration of both people and companies to the region; and

●	Increasing institutional demand for well-located, cash-flowing real estate assets

Looking ahead, we expect the next several months to be challenging for the broader economy, with most economic conditions getting worse before they get better, and markets potentially seeing another significant leg downward. Individuals, businesses, and investors alike will need to survive what is likely to be a period where asset values are broadly depressed and borrowing costs are significantly higher (at least when compared to recent history). That being said, we are starting to become more optimistic and believe that we are nearing the bottom of the market cycle, with the next 12+ months (as of the date of this filing) presenting compelling investment opportunities that we’ve seen.

Off-Balance Sheet Arrangements

As of December 31, 2022 and December 31, 2021, we had no off-balance sheet arrangements.

Related Party Arrangements

For further information regarding “Related Party Arrangements,” please see Note 10, Related Party Arrangements in our consolidated financial statements.

Recent Developments

Investments

The following table summarizes the real estate investments acquired by the Company through our investment in Fundrise Industrial JV 2, LLC since December 31, 2022 (through April 24, 2023).

Real Property Controlled Subsidiaries (JV Equity Investments)	Location	Property Type	Date of Acquisition	Purchase Price (1)	Overview (Form 1-U)
Cubes at Glendale Building E Controlled Subsidiary	Glendale, AZ	Industrial	04/06/2023	$2,466,160	Initial	N/A

(1)	Purchase Price refers to the total price paid by us for our pro rata share of the equity in the controlled subsidiary.

Other

Event	Date	Description
Share Purchase Price Update	01/01/2023	Beginning on January 1, 2023, the per share purchase price of our common shares was updated to $14.74 due to a change in NAV. More information can be found here.
Declaration of February 2023 Distributions	01/30/2023

On January 30, 2023, our Manager declared a daily distribution of $0.0001369863 per share for shareholders of record as of the close of business on each day of the period commencing on February 1, 2023 and ending on February 28, 2023. More information can be found here.

Declaration of March 2023 Distributions	02/27/2023

On February 27, 2023, our Manager declared a daily distribution of $0.0001369863 per share for shareholders of record as of the close of business on each day of the period commencing on March 1, 2023 and ending on March 31, 2023. More information can be found here.

Declaration of April 2023 Distributions	03/29/2023

On March 29, 2023, our Manager declared a daily distribution of $0.0001369863 per share for shareholders of record as of the close of business on each day of the period commencing on April 1, 2023 and ending on April 30, 2023. More information can be found here.

Promissory Note from National Lending	03/31/2023	On March 31, 2023, National Lending issued a promissory note to the Company in the principal amount of $4.0 million. The note bears a 6.0% interest rate per annum and matures on March 31, 2024.
Share Purchase Price Update	04/01/2023	As of April 1, 2023, our NAV per common share is $14.82. This NAV per common share shall be effective until updated by us on or about June 30, 2023 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time. More information can be found here.

Status of our Offering	04/24/2023	As of April 24, 2023, we had raised total gross offering proceeds of approximately $175.0 million from settled subscriptions (including the $100,000 received in the private placements to our Sponsor and Fundrise, L.P., an affiliate of our Sponsor, and approximately $100,000 received in private placements to third parties), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 15.5 million of our common shares.

Item 3.	Directors and Officers

Our Manager

We operate under the direction of our Manager, which is responsible for directing the management of our business and affairs, managing our day-to-day affairs, and implementing our investment strategy. Our Manager has established an investment committee that makes decisions with respect to all acquisitions and dispositions. The Manager and its officers and directors are not required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require.

We follow investment guidelines adopted by our Manager and the investment and borrowing policies set forth in our Offering Circular unless they are modified by our Manager. Our Manager may establish further written policies on investments and borrowings and will monitor our administrative procedures, investment operations and performance to ensure that the policies are fulfilled. Our Manager may change our investment objectives at any time without approval of our shareholders.

Our Manager performs its duties and responsibilities pursuant to our Operating Agreement. Our Manager maintains a contractual, as opposed to a fiduciary, relationship with us and our shareholders. Furthermore, we have agreed to limit the liability of our Manager and to indemnify our Manager against certain liabilities.

Executive Officers of Our Manager

As of the date of this Annual Report, the executive officers of our Manager and their positions and offices are as follows:

Name	Age	Position
Benjamin S. Miller	46	Chief Executive Officer
Brandon T. Jenkins	37	Chief Operating Officer
Bjorn J. Hall	42	General Counsel, Chief Compliance Officer and Secretary
Alison A. Staloch	42	Chief Financial Officer

Benjamin S. Miller currently serves as Chief Executive Officer of our Manager and has served as Chief Executive Officer and a Director of our Sponsor since its inception on March 14, 2012. Prior to Rise Companies Corp., Mr. Miller had been a Managing Partner of the real estate company WestMill Capital Partners from October 2010 to June 2012, and before that, was President of Western Development Corporation one of the largest mixed-use real estate companies in the Washington, DC metro area, from April 2006 to October 2010, after joining the company in early 2005 as its Chief Operating Officer. From 2003 until 2005, Mr. Miller was an Associate and part of the founding team of Democracy Alliance, a progressive investment collaborative. In 2001, Mr. Miller co-founded and was a Managing Partner of US Nordic Ventures, a private equity and operating company that works with Scandinavian green building firms to penetrate the U.S. market. Mr. Miller has a Bachelor of Arts from the University of Pennsylvania.

Brandon T. Jenkins currently serves as Chief Operating Officer of our Manager and has served in such capacity with the Sponsor since February of 2014, prior to which time he served as Head of Product Development and Director of Real Estate. Previously, Mr. Jenkins has served as Director of Real Estate for WestMill Capital Partners and spent two and a half years as an investment advisor at Marcus & Millichap. Mr. Jenkins earned his Bachelor of Arts from Duke University.

Bjorn J. Hall currently serves as the General Counsel, Chief Compliance Officer and Secretary of our Manager and has served in such capacities with our Sponsor since February 2014. Prior to joining our Sponsor in February 2014, Mr. Hall was a counsel at the law firm of O’Melveny & Myers LLP, where he was a member of the Corporate Finance and Securities Group. Mr. Hall has a Bachelor of Arts from the University of North Dakota and received a J.D. from Georgetown University Law Center.

Alison A. Staloch has served as the Chief Financial Officer of our Manager since June 2021 and has served in such capacity with our Sponsor since April 2021. Prior to joining our Sponsor, Ms. Staloch served as the Chief Accountant of the Division of Investment Management at the U.S. Securities and Exchange Commission from December 2017 to April 2021, and before that, served as Assistant Chief Accountant from November 2015 to November 2017. From 2005 to 2015, Ms. Staloch was with KPMG LLP in the Asset Management practice. Ms. Staloch has a Bachelor of Arts in Psychology from Miami University and received a Master of Accounting from the Ohio State University.

Compensation of Executive Officers

Each of the executive officers of our Sponsor also serves as an executive officer of our Manager. Each of these individuals receives compensation for their services, including services performed for us on behalf of our Manager, from our Sponsor. As executive officers of our Manager, these individuals serve to manage our day-to-day affairs, oversee the review, selection and recommendation of investment opportunities, service acquired investments and monitor the performance of these investments to ensure that they are consistent with our investment objectives. Although we indirectly bear some of the costs of the compensation paid to these individuals, through fees and reimbursements we pay to our Manager, we do not pay any compensation directly to these individuals.

Compensation of our Manager

For information regarding the compensation of our Manager, please see “Management Compensation” in our Offering Circular and Note 10, Related Party Arrangements – Fundrise Advisors, LLC, Manager in our consolidated financial statements.

Item 4.	Security Ownership of Management and Certain Securityholders

Principal Shareholders

The following table sets forth the approximate beneficial ownership of our common shares as of March 31, 2023 for each person or group that holds more than 10.0% of our common shares, for each executive officer of our Manager and for the executive officers of our Manager as a group. To our knowledge, each person that beneficially owns our common shares has sole voting and disposition power with regard to such shares.

Name of Beneficial Owner (1)(2)	Number of Shares Beneficially Owned	Percent of All Shares
Benjamin S. Miller	503	*
Brandon T. Jenkins	9	*
Bjorn J. Hall	198	*
Alison Staloch	155	*
All executive officers of our Manager as a group (4 persons)	865	*

*	Represents less than 1.0% of our outstanding common shares.

(1)	Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to dispose of or to direct the disposition of such security. A person also is deemed to be a beneficial owner of any securities which that person has a right to acquire within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic or pecuniary interest.

(2)	Each listed beneficial owner, person or entity has an address in care of our principal executive offices at 11 Dupont Circle NW, 9th Floor, Washington, DC 20036.

Item 5.	Interest of Management and Others in Certain Transactions

For further details, please see Note 10, Related Party Arrangements in Item 7, Consolidated Financial Statements.

Item 6.	Other Information

None.

Item 7.	Financial Statements

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF

Fundrise East Coast Opportunistic REIT, LLC

Independent Auditors’ Report

Members

Fundrise East Coast Opportunistic REIT, LLC

Opinion

We have audited the consolidated financial statements of Fundrise East Coast Opportunistic REIT, LLC and its subsidiaries (the Company), which comprise the consolidated balance sheets as of December 31, 2022 and 2021, the related consolidated statements of operations, changes in members’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the financial statements).

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued or available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

F-1

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

/s/ RSM US LLP

McLean, Virginia

April 24, 2023

F-2

Fundrise East Coast Opportunistic REIT, LLC

Consolidated Balance Sheets

(Amounts in thousands, except share data)

	As of December 31, 2022	As of December 31, 2021
ASSETS
Cash and cash equivalents	$15,920	$58,999
Restricted cash	5,420	-
Real estate deposits	10,500	10,500
Other assets, net	299	376
Due from related party	342	136
Derivative financial instrument	2,020	-
Investment in rental real estate properties, net	134,836	-
Investments in equity method investees	48,384	57,114
Investments in real estate held for improvement	-	21,066
Total Assets	$217,721	$148,191

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$551	$4,032
Due to related party	415	336
Settling subscriptions	-	404
Redemptions payable	6,501	2,172
Distributions payable	188	722
Rental security deposits and other liabilities	-	1
Credit Facility	78,092	-
Total Liabilities	$85,747	$7,667

Commitments and Contingencies

Members’ Equity:
Common shares, net of redemptions; unlimited shares authorized; 15,443,876 and 14,556,051 shares issued and 11,860,832 and 12,068,066 shares outstanding as of December 31, 2022 and 2021, respectively	129,616	133,159
Retained Earnings (Accumulated deficit)	2,358	7,365
Total Members’ Equity	131,974	140,524
Total Liabilities and Members’ Equity	$217,721	$148,191

The accompanying notes are an integral part of these consolidated financial statements.

F-3

Fundrise East Coast Opportunistic REIT, LLC

Consolidated Statements of Operations

(Amounts in thousands, except share and per share data)

	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021
Revenue
Other revenue	$266	$6
Interest revenue	-	1,827
Total revenue	266	1,833

Expenses
Depreciation and amortization	1,579	-
Investment management and other fees – related party	1,548	1,097
General and administrative expenses	416	354
Property operating and maintenance	266	-
Total expenses	3,809	1,451

Other income (expenses)
Equity in earnings (losses)	1,711	20,472
Increase in fair value of derivative financial instrument	505	-
Interest expense	(2,422)	-
Interest expense - related party	(5)	(153)
Total other income (expenses)	(211)	20,319

Net (loss) income	$(3,754)	$20,701

Net (loss) income per basic and diluted common share	$(0.30)	$2.00
Weighted average number of common shares outstanding, basic and diluted	12,504,335	10,373,724

The accompanying notes are an integral part of these consolidated financial statements

F-4

Fundrise East Coast Opportunistic REIT, LLC

Consolidated Statements of Members’ Equity

(Amounts in thousands, except share data)

	Common Shares		Retained Earnings (Accumulated	Total Members’
	Shares	Amount	deficit)	Equity
December 31, 2020	9,929,922	$104,569	$(9,605)	$94,964
Proceeds from issuance of common shares	2,927,229	38,272	-	38,272
Offering costs	-	(62)	-	(62)
Distributions declared on common shares	-	-	(3,731)	(3,731)
Redemptions of common shares	(789,085)	(9,620)	-	(9,620)
Net income	-	-	20,701	20,701
December 31, 2021	12,068,066	$133,159	$7,365	$140,524
Proceeds from issuance of common shares	887,826	12,553	-	12,553
Offering costs	-	(57)	-	(57)
Distributions declared on common shares	-	-	(938)	(938)
Distributions declared to joint venture partner(1)	-	-	(315)	(315)
Redemptions of common shares	(1,095,060)	(16,039)	-	(16,039)
Net income	-	-	(3,754)	(3,754)
December 31, 2022	11,860,832	$129,616	$2,358	$131,974

(1)	The Company’s equity distributions include approximately $315,000 of the Enclave at Lake Ellenor 1031 exchange post-close transaction to a joint venture partner. For more information, see Note 4, Investments in Equity Method Investees.

The accompanying notes are an integral part of these consolidated financial statements.

F-5

Fundrise East Coast Opportunistic REIT, LLC

Consolidated Statements of Cash Flows

(Amounts in thousands)

	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021
OPERATING ACTIVITIES:
Net (loss) income	$(3,754)	20,701
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	1,579	-
Amortization of deferred financing fees	662	-
Increase in fair value of derivative financial instrument	(505)	-
Equity in (earnings) losses	(1,711)	(20,472)
Interest revenue received in kind	-	4,103
Return on investment from equity method investees	359	731
Changes in assets and liabilities:
Net (increase) decrease in other assets, net	214	5
Net (increase) decrease in due from related party	(219)	(55)
Net increase (decrease) in accounts payable and accrued expenses	(4,069)	(12)
Net increase (decrease) in due to related party	79	77
Net increase (decrease) in deferred interest revenue	-	(141)
Net cash provided by (used in) operating activities	(7,365)	4,937
INVESTING ACTIVITIES:
Repayment of real estate debt investments	-	22,774
Investment in equity method investees	(8,602)	(34,763)
Repayment of equity method investments	5,325	35,906
Return of investment from equity method investees	13,339	10,491
Acquisition of rental real estate properties	(32,924)	-
Improvements of real estate held for improvement	(7,767)	(4,639)
Issuance of deposits	(12,753)	(20,772)
Release of deposits	2,503	7,272
Net cash provided by (used in) investing activities	(40,879)	16,269
FINANCING ACTIVITIES:
Proceeds from issuance of common shares	12,141	38,194
Net proceeds from advances on Credit Facility	11,968	-
Redemptions paid	(11,710)	(10,349)
Distributions paid to joint venture partner	(315)	-
Distributions paid on common shares	(1,464)	(4,826)
Proceeds from note payable – related party	1,500	20,000
Repayment of note payable – related party	(1,500)	(20,210)
Offering costs paid	(35)	(59)
Proceeds from settling subscriptions	-	404
Net cash provided by (used in) financing activities	10,585	23,154

Net increase in cash and cash equivalents and restricted cash	(37,659)	44,360
Cash and cash equivalents and restricted cash, beginning of period	58,999	14,639
Cash and cash equivalents and restricted cash, end of period	$21,340	$58,999

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITY:
Increase to investments in rental real estate properties due to Credit Facility advance	$63,644	$-
Increase to capitalized deferred financing fees due to Credit Facility advance	$165	$-
Increase to derivative financial instrument due to Credit Facility advance	$1,515	$-
Increase to Other Assets - prepaids due to Credit Facility advance	$138	$-
Settlement of settling subscription	$404	$-
Distributions reinvested in Fundrise East Coast Opportunistic REIT, LLC through programs offered by Fundrise Advisors, LLC	$8	$53
Improvements to real estate held for improvement included in accounts payable and accrued expenses	$-	$492
Reassignment of deposits in exchange for equity method investments	$-	3,000
Distributions receivable	$20	$81
Reclass of deposits to Investment in rental real estate properties	$10,250	$-
Investments in real estate held for improvement placed in service	$29,530	$-
Reclass of pre-acquisition expense to investment in rental real estate properties	$33	$-
Increase to other assets, net due to Enclave at Lake Ellenor JV 1031 exchange	$-	365
Increase to other liabilities due to Enclave at Lake Ellenor JV 1031 exchange	$-	3,396
Increase to capitalized interest due to interest payable	$566	$-

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid – related party note	$5	$153
Interest paid – Credit Facility	$2,172	$-

The accompanying notes are an integral part of these consolidated financial statements.

F-6

Fundrise East Coast Opportunistic REIT, LLC

Notes to Consolidated Financial Statements

1.	Formation and Organization

Fundrise East Coast Opportunistic REIT, LLC was formed on November 19, 2015, as a Delaware limited liability company and commenced operations on October 25, 2016. As used herein, the “Company,” “we,” “our,” and “us” refer to Fundrise East Coast Opportunistic REIT, LLC except where the context otherwise requires.

The Company has one reportable segment consisting of investments in real estate. The Company was organized primarily to originate, invest in and manage a diversified portfolio of real estate loans, real estate properties, and may also invest in real estate-related debt securities and other real estate-related assets. The Company may make its investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns.

The Company’s business is externally managed by Fundrise Advisors, LLC (the “Manager”), a Delaware limited liability company and an investment adviser registered with the Securities and Exchange Commission (the “SEC”). Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

We believe we have operated in such a manner as to qualify as a real estate investment trust (“REIT”) for federal income tax purposes. On November 5, 2021, we formed a taxable REIT subsidiary (“TRS”) in connection with the Enclave at Lake Ellenor JV 1031 Exchange. See Note 4, Investments in Equity Method Investees, for further details. As of December 31, 2022 and 2021, we have not established an operating partnership or qualified REIT subsidiary, though we may form such entities as required in the future to facilitate certain transactions that might otherwise have an adverse impact on our status as a REIT.

The Company’s initial and subsequent offering of its common shares (the “Offering(s)”) is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”), meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of an Offering. A maximum of $75.0 million of the Company’s common shares may be sold to the public in its Offering in any given twelve-month period. However, each Offering is subject to qualification by the SEC. The Manager has the authority to issue an unlimited number of common shares. Most recently, the Company qualified approximately $60.7 million of shares on December 30, 2022, which represents the value of shares available to be offered as of the date of its most recent offering circular out of the rolling 12-month maximum offering amount of $75.0 million.

As of December 31, 2022 and 2021, after redemptions, the Company has net common shares outstanding of approximately 11,861,000 and 12,068,000, respectively, including common shares to Rise Companies Corp. (the “Sponsor”), the owner of the Manager. As of December 31, 2022 and, 2021, the Sponsor purchased an aggregated 600 common shares at $10.00 per share in private placement for an aggregate purchase price of $6,000. In addition, as of December 31, 2022 and 2021, Fundrise, L.P., an affiliate of the Sponsor, has purchased an aggregate of 9,500 common shares at $10.00 per share in a private placement for an aggregate purchase price of $95,000. As of December 31, 2022 and 2021, third parties had purchased approximately 236,000 and 171,000 common shares, respectively, in private placements for an aggregate purchase price of approximately $3,066,000 and $2,123,000, respectively. As of December 31, 2022 and, 2021, the total amount of equity issued by the Company on a gross basis was approximately $174.9 million and $162.3 million, respectively, and the total amount of settling subscriptions was approximately $0 and $404,000, respectively. These amounts were offered at a $15.16 and $13.68 per share price, respectively.

F-7

The Company’s Manager has established various plans by which individual clients of the Manager may elect to have distributions received from real estate investment funds managed by our Manager (“eREITs”), the Fundrise eFund, LLC, the Fundrise Real Estate Interval Fund, LLC, and the Fundrise Income Real Estate Fund, LLC reinvested across such individual client’s Fundrise portfolio according to such individual client’s selected preferences (“Reinvestment Plans”). Shares purchased through such Reinvestment Plans are done so at the effective price at the time of distribution issuance. For the years ended December 31, 2022 and 2021, approximately $8,000 and $53,000, respectively, of distributions declared by the Company have been reinvested directly into the Company through such Reinvestment Plans.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) and Article 8 of Regulation S-X of the rules and regulations of the SEC. The Company has no items of other comprehensive income or loss in any period presented.

Principles of Consolidation

We consolidate entities when we own, directly or indirectly, a majority interest in the entity or are otherwise able to control the entity. We consolidate variable interest entities (“VIEs”) in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, Consolidation, if we are the primary beneficiary of the VIE as determined by our power to direct the VIE’s activities and the obligation to absorb its losses or the right to receive its benefits, which are potentially significant to the VIE. A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity’s activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately fewer voting rights. We did not have any VIEs as of December 31, 2022. All intercompany balances and transactions have been eliminated in consolidation.

Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents may consist of money market funds, demand deposits and highly liquid investments with original maturities of three months or less.

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses with respect to cash.

Restricted Cash

Restricted cash consists of cash balances restricted in use by contractual obligations with third parties. This may include funds escrowed for collateral, tenant security deposits, real estate taxes, property insurance, and mortgage escrows required by lenders on certain of our properties to be used for future building renovations or tenant improvements.

F-8

Earnings per Share

Basic earnings per share is calculated on the basis of weighted-average number of common shares outstanding during the period. Basic earnings per share is computed by dividing income available to common members by the weighted-average common shares outstanding during the period. Diluted net income per share of common stock equals basic net income per share of common stock as there were no potentially dilutive securities outstanding during the years ended December 31, 2022 and 2021.

Organizational and Offering Costs

Organizational and offering costs of the Company were initially paid by the Manager on behalf of the Company. Organizational costs include all expenses incurred by the Company in connection with its formation. Offering costs represent costs incurred by the Company in the qualification of the Offering and the marketing and distribution of common shares. Costs included in the marketing and distribution of common shares, include, without limitation, expenses for printing, amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, internet and other telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees, and accountants’ and attorneys’ fees. Pursuant to the Company’s amended and restated operating agreement (the “Operating Agreement”), the Company is obligated to reimburse the Manager, or its affiliates, as applicable, for organizational and offering costs paid by them on behalf of the Company. The Manager decided that the Company shall only reimburse the Manager for the organizational and offering costs subject to a minimum net asset value (“NAV”), as described below.

After the Company has reached a NAV greater than $10.00 per share (“Hurdle Rate”), the Company is obligated to start reimbursing the Manager, without interest, for organizational and offering costs incurred, both, before and after the date that the Hurdle Rate was reached. The total amount payable to the Manager will be based on the dollar amount that the NAV exceeds the Hurdle Rate, multiplied by the number of shares outstanding. Reimbursement payments will be made in monthly installments, but the aggregate monthly amount reimbursed shall not exceed 0.50% of the aggregate gross offering proceeds from the Offering. No reimbursement shall be made if the reimbursement would cause the NAV to be less than the Hurdle Rate. If the sum of the total unreimbursed amount of such organizational and offering costs, plus new costs incurred since the last reimbursement payment, exceeds the reimbursement limit described above for the applicable monthly installment, the excess will be eligible for reimbursement in subsequent months (subject to the 0.50% limit), calculated on an accumulated basis, until the Manager has been reimbursed in full.

The Company recognizes a liability for organizational costs and offering costs payable to the Manager when it is probable and estimable that a liability has been incurred in accordance with FASB ASC 450, Contingencies. As a result, no liability was recognized by the Company until it reached the Hurdle Rate. After the Company’s NAV exceeded the Hurdle Rate, it booked a liability with a corresponding reduction to equity for offering costs, and a liability and a corresponding expense to general and administrative expenses for organizational costs.

As of December 31, 2022 and 2021, the Manager had incurred cumulative organizational and offering costs of approximately $962,000 on behalf of the Company. The Hurdle Rate was met as of December 31, 2017. As of both December 31, 2022 and 2021, the Company had reimbursed the Manager cumulative amounts of approximately $962,000. As such, no organizational and offering costs remained payable as of December 31, 2022 and 2021.

During the years ended December 31, 2022 and 2021, the Company directly incurred offering costs of approximately $57,000 and $63,000, respectively. As of December 31, 2022 and 2021, $26,000 and $4,000 were payable, respectively.

F-9

Settling Subscriptions

Settling subscriptions presented on the consolidated balance sheets represent equity subscriptions for which funds have been received but common shares have not yet been issued. Under the terms of the Offering Circular for our common shares, subscriptions will be accepted or rejected within thirty days of receipt by us. Once a subscription agreement is accepted, settlement of the shares may occur up to fifteen days later, depending on the volume of subscriptions received; however, we generally issue shares the later of five business days from the date that an investor’s subscription is approved by our Manager or when funds settle in our bank account. We rely on our Automated Clearing House (ACH) provider to notify us that funds have settled for this purpose, which may differ from the time that cash is posted to our bank statement.

Investments in Equity Method Investees

If it is determined that we do not have a controlling interest in a joint venture through our financial interest in a VIE or through our voting interest in a voting interest entity and we have the ability to provide significant influence, the equity method of accounting is used. Under this method, the investment is originally recorded at cost and adjusted for contributions, distributions, basis difference, and to recognize our share of net earnings or losses of the affiliate as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee.

The Company evaluates its investment in equity method investees for impairment whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. If it is determined that an impairment exists and is other-than-temporary, then the Company estimates the fair value of the investment using various valuation techniques, including, but not limited to, discounted cash flow models, which consider inputs such as the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment charge to reduce the carrying value of its investment to fair value. No impairment losses were recorded related to equity method investees for the years ended December 31, 2022 and 2021.

With regard to distributions from equity method investees, we utilize the cumulative earnings approach to determine whether distributions from equity method investments are returns on investment (cash inflow from operating activities) or returns of investment (cash inflow from investing activities). Using the cumulative earnings approach, the Company compares cumulative distributions received for each investment, less distributions received in prior periods that were determined to be returns of investment, with the Company’s cumulative equity in earnings. Generally, cumulative distributions received that do not exceed cumulative equity in earnings represent returns on investment and cumulative distributions received in excess of the cumulative equity in earnings represent returns of investment.

Investments in Rental Real Estate Properties and Real Estate Held for Improvement

Our investments in real estate held for improvement may include the acquisition of unimproved land, homes, townhomes or condominiums, office space, or industrial properties.

Upon acquisition, the Company first determines whether the acquisition of a property qualifies as a business combination, in accordance with FASB ASC 805, Business Combinations. If the property acquired does not constitute a business, the Company accounts for the transaction as an asset acquisition. The guidance for business combinations states that when substantially all of the fair value of the gross assets to be acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the asset or set of assets is not a business. All property acquisitions to date have been accounted for as asset acquisitions.

Upon acquisition of a property, the Company also assesses the fair value of acquired tangible and intangible assets (including land, buildings, site improvements, above- and below-market leases, acquired in-place leases, and other identified intangible assets and assumed liabilities) and allocates the purchase price (including capitalized transaction costs) to the acquired assets and assumed liabilities.

The amortization of in-place leases is recorded to depreciation and amortization expense on the Company’s consolidated statements of operations. The amortization of above- or below-market leases is recorded as an adjustment to rental revenue on the Company’s consolidated statements of operations. We consider qualitative and quantitative factors in evaluating the likelihood of a tenant exercising a below-market renewal option and include such renewal options in the calculation of in-place lease value when we consider these to be bargain renewal options. If the value of below-market lease intangibles includes renewal option periods, we include such renewal periods in the amortization period utilized. If a tenant vacates its space prior to contractual termination of its lease, the unamortized balance of any in-place lease value is written off.

F-10

During this process, we also evaluate each investment for purposes of determining whether a property can be immediately rented (presented on the consolidated balance sheets as “Investments in rental real estate properties, net”) or will need improvements or redevelopment (presented on the consolidated balance sheets as “Investments in real estate held for improvement”).

For real estate held for improvement, we capitalize the costs of improvement as a component of our investment in each property. These include renovation costs and other capitalized costs associated with activities that are directly related to preparing our properties for their intended use. Other costs may include interest, property taxes, property insurance, and utilities. The capitalization period associated with our improvement activities begins at such time that development activities commence and concludes at the time that a property is available to be rented or sold.

At the completion of the improvement plan, a property is classified as either a rental property or available for sale. Once a property is ready for its intended use, expenditures for ordinary maintenance and repairs are expensed to operations as incurred. We capitalize expenditures that improve or extend the life of a property and for certain furniture and fixtures additions. We may also capitalize costs incurred after a property is placed in-service if we decide to change the intended use of the property or substantially improve the condition, which may include architectural design services, permits, land surveys, or other consultant fees.

At the time in which real estate investments are reclassified on the consolidated balance sheets from Investments in real estate held for improvement to Investments in rental real estate properties, net; the costs capitalized in connection with rental real estate property acquisitions and improvement activities are depreciated over their estimated useful lives on a straight-line basis. The depreciation period commences upon the cessation of improvement related activities. For those costs capitalized in connection with rental real estate properties acquisitions and improvement activities and those capitalized on an ongoing basis, the useful lives range of the assets are as follows:

Description	Depreciable Life
Building and building improvements	30 – 40 years
Site improvements and Leasehold Improvements	20 – 30 years
Furniture, fixtures and equipment	5 – 9 years
Lease intangibles	Over lease term

We evaluate our real estate properties for impairment when there is an event or change in circumstances that indicates an impaired value. If the carrying amount of the real estate investment is no longer recoverable and exceeds the fair value of such investment, an impairment loss is recognized. The impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value. If the Company determines that an impairment has occurred, the affected assets must be reduced to their fair value. During the years ended December 31, 2022 and 2021, no such impairments occurred.

Real Estate Deposits

During the closing on an investment in rental real estate property or real estate held for improvement, we may place a cash deposit on the property being acquired or fund amounts into escrow. These deposits are placed before the closing process of the property is complete. If subsequent to placing the deposit, we acquire the property (the deed is transferred to us), the deposit placed will be credited to the purchase price. If subsequent to placing the deposit, we do not acquire the property (deed is not transferred to us), the deposit will be returned to us. The Company may pay a deposit for a property that is ultimately acquired by a related party fund. Upon acquisition of the property, the related party fund would reimburse the Company for the full amount of the deposit.

F-11

Derivative Financial Instruments

Derivative financial instruments are initially recorded at fair value on the date on which a derivative contract is entered into and are subsequently remeasured to fair value at period end. Any gains or losses arising from changes in fair value of derivative contracts not designated for hedge accounting are recorded in our consolidated statements of operations as “Increase (decrease) in fair value of derivative financial instrument”.

Real Estate Debt Investments

Our real estate debt investments are classified as held to maturity, as we have both the intent and ability to hold these investments until maturity. Accordingly, these assets are carried at cost, net of unamortized loan origination costs and fees, discounts, repayments and unfunded commitments, if applicable, unless such loans or investments are deemed to be impaired. The Company’s real estate debt investments are subject to periodic analysis for potential loan impairment.

A debt related investment is impaired when, based on current information and events (including economic, industry and geographical factors), it is probable that we will be unable to collect all amounts due, both principal and interest, according to the contractual terms of the agreement. When an investment is deemed impaired, the impairment is measured based on the expected future cash flows discounted at the investment’s effective interest rate. As a practical expedient, the FASB issued ASC 310, Receivables, which permits a creditor to measure an observable market price for the impaired debt related investment as an alternative to discounting expected future cash flows. Regardless of the measurement method, a creditor should measure impairment based on the fair value of the collateral when the creditor determines that foreclosure is probable. A real estate debt investment is also considered impaired if its terms are modified in a troubled debt restructuring (“TDR”). A TDR occurs when we grant a concession to a borrower in financial difficulty by modifying the original terms of the loan. Impairments on TDR loans are generally measured based on the present value of expected future cash flows discounted at the effective interest rate of the original loan. All real estate debt investments were fully repaid as of December 31, 2021. During the years ended December 31, 2022 and 2021, we did not have any TDRs. During the years ended December 31, 2022 and 2021, no impairment losses were recorded related to real estate debt investments.

Deferred Financing Costs

Deferred financing costs are loan fees, legal fees and other third-party costs associated with obtaining financing. These costs are amortized over the terms of the respective financing agreements using a method which approximates the effective interest method. Deferred financing costs related to loan advances on the Credit Facility are recorded against the loan carrying amount and the amortization of deferred financing costs are recorded in interest expense for Investments in Rental Real Estate properties. We capitalize deferred financing costs and the amortization of deferred financing costs directly attributable to financing Investments in Real Estate Held for Improvement.

Share Redemptions

Share repurchases are recorded as a reduction of common share par value under our redemption plan, pursuant to which we may elect to redeem shares at the request of our members, subject to certain exceptions, conditions, and limitations. The maximum number of shares purchasable by us in any period depends on a number of factors and is at the discretion of our Manager.

The Company’s redemption plan provides that on a quarterly basis, subject to certain exceptions, a member could obtain liquidity as described in detail in our Offering Circular.

Pursuant to the Company’s redemption plan, a member may only (a) have one outstanding redemption request at any given time and (b) request that we redeem up to the lesser of 5,000 common shares or $50,000 common worth of shares per each redemption request. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by the Company. Redemptions for shares held less than 5 years are also subject to a flat 1% penalty to the NAV per share in effect at the time of the redemption request. Redemptions are processed on a first-in, first-out basis, meaning those shares submitted by a shareholder for redemption in any given month or quarter that have been continuously held for the longest amount of time will be redeemed first. Furthermore, the redemption price per share is reduced by the aggregate sum of distributions that reduce our NAV per share each quarter.

F-12

In light of the SEC’s current guidance on redemption plans, we generally intend to limit redemptions in any calendar quarter to shares whose aggregate value (based on the repurchase price per share in effect as of the first day of the last month of such calendar quarter) is 1.25% of the NAV of all of our outstanding shares as of first day of the last month of such calendar quarter (e.g., March 1, June 1, September 1, or December 1), with excess capacity carried over to later calendar quarters in that calendar year. However, as we make a number of commercial real estate investments of varying terms and maturities, our Manager may elect to increase or decrease the amount of common shares available for redemption in any given quarter, as these commercial real estate assets are paid off or sold, but we do not intend to redeem more than 5.00% of the common shares outstanding during any calendar year. Notwithstanding the foregoing, we are not obligated to redeem common shares under the redemption plan.

In addition, our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without prior notice, including to protect our operations and our non-redeemed members, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason. However, in the event that we amend, suspend or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, and post such information on our website to disclose such amendment. Our Manager may also, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve our status as a REIT. Therefore, a member may not have the opportunity to make a redemption request prior to any potential termination of the Company’s redemption plan.

Income Taxes

As a limited liability company, we have elected to be taxed as a C corporation. Commencing with the taxable year ending December 31, 2016, the Company operates in a manner intended to qualify for treatment as a REIT under the Internal Revenue Code of 1986, as amended. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its members (which is computed without regard to the distributions paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with generally accepted accounting principles). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying distributions to its members. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income.

On November 5, 2021, we formed a TRS, Fundrise East Coast TRS, LLC (“East Coast TRS”) in connection with the Enclave at Lake Ellenor JV 1031 Exchange, which is discussed further in Note 4, Investments in Equity Method Investees. As a result of this formation, we will record income tax expense or benefit with respect to our entity that is taxed as a TRS under provisions similar to those applicable to regular corporations and not under the REIT provisions. No material provisions have been made for federal income taxes in the accompanying consolidated financial statements during the years ended December 31, 2022 and 2021. As of December 31, 2022 and 2021, there are no gross deferred tax assets or liabilities.

As of December 31, 2022, the tax period for the taxable year ending December 31, 2019 and all tax periods following remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

Revenue Recognition

Interest revenue is recognized on an accrual basis and any related premium, discount, origination costs and fees are amortized over the life of the investment using the effective interest method. Interest revenue is recognized on real estate debt investments classified as held to maturity securities.

F-13

Other revenue primarily consists of money market dividend revenue. Money market dividend revenue is recognized on an accrual basis and is related to dividends earned through our cash sweep bank account.

Recent Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Update 2016-02 (“ASU 2016-02”), Leases, which changes the accounting for leases for both lessors and lessees. The guidance requires lessees to recognize right-of-use assets and lease liabilities for virtually all of their leases, including leases embedded in other contractual arrangements, among other changes. The standard was effective for annual reporting periods beginning after December 15, 2021, and for interim periods within fiscal years beginning after December 15, 2022. The Company adopted the new standard as of January 1, 2022. The adoption of the new standard did not have a material impact on our consolidated financial statements.

In June 2016, the FASB issued Accounting Standards Update 2016-13 (“ASU 2016-13”), Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2022, with early adoption permitted. We are in the process of evaluating the impact of the adoption of this standard on our financial statements, but do not currently expect it to have a material impact given the Company’s limited historical credit loss experience.

In March 2020, the FASB issued Accounting Standards Update 2020-04 (“ASU 2020-04”), Reference Rate Reform (“Topic 848”), which eases the potential burden in accounting for reference rate reform on financial reporting. The guidance provided optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions that reference the London Interbank Offered Rate (“LIBOR”) or another reference rate expected to be discontinued because of reference rate reform. In December 2022, the FASB issued Accounting Standards Update 2022-06 (“ASU 2022-06”) deferring the sunset date of Topic 848 from December 31, 2022 to December 31, 2024. These ASUs are now effective for all entities from March 12, 2020 through December 31, 2024. The Company elected certain optional expedients as of January 1, 2022 related to contract modifications, which were accounted for as a continuation of the existing contract and prospectively adjusted effective interest rates of any impacted agreements. We will continue to evaluate the impact of the guidance and may apply other elections as applicable as additional changes in the market occur.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

F-14

3.	Real Estate Debt Investments

As of December 31, 2022 and December 31, 2021, all of our real estate debt investments are fully redeemed. No impairment charges have been recorded in these consolidated financial statements for the year ended December 31, 2022. The following table describes our real estate investment activity (amounts in thousands):

Real Estate Debt Investments:	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021
Beginning balance	$-	$26,877
Investments(1)	-	-
Interest revenue received in kind	-	(4,103)
Principal repayments(2)	-	(22,774)
Ending balance	$-	$-

(1)	There were no new investments during the years ended December 31, 2022 and 2021.

(2)	The principal repayments as of December 31, 2021 include full repayment of five preferred equity investments.

Credit Quality Monitoring

The Company’s real estate debt investments that earn interest based on debt-like terms are typically secured by senior liens on real estate properties, mortgage payments, mortgage loans, or interests in entities that have preferred interests in real estate similar to the interests just described. The Company evaluates its real estate debt investments at least annually and differentiates the relative credit quality principally based on: (i) whether the borrower is currently paying contractual debt service or guaranteed preferred equity payments in accordance with its contractual terms; and (ii) whether the Company believes the borrower will be able to perform under its contractual terms in the future, as well as the Company’s expectations as to the ultimate recovery of principal at maturity. The Company considered investments for which it expects to receive full payment of contractual principal and interest payments as “performing.” In the event that an investment is deemed other than performing, the Company will evaluate the instrument for any required impairment. As of December 31, 2022 and, 2021 there were no real estate debt investments.

4.	Investments in Equity Method Investees

The table below presents the activity of the Company’s investments in equity method investees as of and for the periods presented (amounts in thousands):

Investments in Equity Method Investees:	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021
Beginning balance	$57,114	$43,058
New investments in equity method investees	8,602	37,763
Repayment of equity method investees (2)(3)	(5,325)	(13,904)
Transfer of interest from equity method investee to investment in subsidiary (1)	-	(18,972)
Distributions from equity method investees	(13,718)	(11,303)
Equity in earnings (losses) of equity method investees (1)(2)	1,711	20,472
Ending balance	$48,384	$57,114

(1)	During the year ended December 31, 2021, Enclave at Lake Ellenor JV, LLC sold the Enclave at Lake Ellenor property for a sales price of approximately $68.5 million, with net proceeds from the sale totaling approximately $35.7 million. The disposition was structured with the intention of deferring taxable gain from the sale of the property under Section 1031 of the Internal Revenue Code (“1031 Exchange”), (“Enclave at Lake Ellenor JV 1031 Exchange”). As part of the transaction the Company acquired a controlling interest in Enclave at Lake Ellenor JV, LLC. As a result, the Company discontinued equity method accounting for Enclave at Lake Ellenor JV, LLC and consolidated the assets acquired and liabilities assumed in the Company’s consolidated financial statement. During the year ended December 31, 2022, the Company used the $35.7 million to close on a replacement property with the acquisition of Hagerstown Crossroads in order to complete the Enclave at Lake Ellenor JV 1031 Exchange. Additionally, during the year ended December 31, 2022, Lake Ellenor JV LLC paid off its remaining liabilities and distributed its excess cash of $594,000 according to the post-close agreement with the former joint venture partner (a third party). Of the $594,000 distributed, $315,000 was paid to the joint venture partner and $279,000 was distributed to the Company.

F-15

(2)

In December 2021, 100 SR-RSE JV, LLC sold the Mark Apartments, a multifamily complex in Alexandria, VA, and redeemed the 100 SR-RSE JV, LLC investment in full. As a result of this sale, the Company recognized a gain on disposition of equity method investee of approximately $4.3 million during the year ended December 31, 2021 included within equity in earnings (losses) of equity method investees within the Company’s consolidated statement of operations. In August 2022, the Verse at Royal Palm Beach redeemed the Verse at Royal Palm Beach Investment in full. As a result of this sale, the Company recognized a gain on disposition of equity method investee of approximately $2.0 million during the year ended December 31, 2022 included within equity in earnings (losses) of equity method investees within the Company’s consolidated statement of operations.

As of December 31, 2022 and 2021, the Company’s investments in companies that are accounted for under the equity method of accounting consist of the following:

(a)	Acquired in 2017, a 95% non-controlling member interest in Fundrise Insight Two, LLC, whose activities are carried out through the following wholly-owned asset: Tyroll Hills Apartments, a garden-style multifamily property in Arlington, VA.

(b)	Acquired in 2018, a 26.5% non-controlling member interest in Verse JV LP, whose activities are carried out through the following wholly-owned asset: Verse at Royal Palm Beach, a multifamily complex in Royal Palm Beach, FL. In August 2022, the investment was disposed.

(c)	Acquired in 2019, a 58% non-controlling member interest in Mezza JV LP, whose activities are carried out through the following wholly-owned asset: Mezza Apartments, a garden-style multi-family complex in Jacksonville, FL.

(d)	Acquired in 2019, an 95% non-controlling member interest in Hampton Station Holdings, LLC, whose activities are carried out through the following wholly-owned asset: Hampton Station, a multi-tenant building and a development site for multi-family apartments in Greenville, SC. On November 19, 2021, Fundrise Development eREIT, LLC (“Development eREIT”), an affiliate eREIT, was admitted as a member of the joint venture concurrently with the closing of a construction loan related to the development of a mid-rise apartment complex. Remaining equity contributions to Hampton Station Holdings, LLC, will be contributed 95% by the Company and Development eREIT. As of December 31, 2022 and December 31, 2021, our member interest in Hampton Station Holdings, LLC were 30.7% and 73.4%.

(e)	Acquired in 2019, the contributions to National Lending, LLC (“National Lending”) in exchange for ownership interests. See Note 10, Related Party Arrangements for further information regarding National Lending.

(f)	Acquired in 2021, an initial 80% interest in Fundrise Industrial JV 1, LLC, a joint venture between the Company and Fundrise Real Estate Interval Fund, LLC, whose activities are carried out through the following wholly-owned asset: 7980 Tar Bay, an industrial rental property in Jessup, MD.

(g)	Acquired in 2021, an initial 10% interest in Fundrise Industrial JV 2, LLC, a joint venture between the Company and Fundrise Real Estate Interval Fund, LLC, whose activities are carried out through the following wholly-owned assets: 215 N 143rd Ave., 22480 Randolph Drive, 7441 Candlewood Road, Aerotropolis, 910 W. Carver, S. Hardy, and 4653 Nall Road, industrial rental properties in Goodyear, AZ, Sterling, VA, Hanover, MD, Atlanta, GA, Tempe, AZ, Tempe, AZ, and Farmers Branch, TX; respectively.

F-16

As of and for the year ended December 31, 2022, the condensed financial position and results of operations of the Company’s material equity method investments are summarized below (amounts in thousands):

Condensed balance sheet information:	Fundrise Insight Two LLC As of December 31, 2022	Mezza JV LP As of December 31, 2022	Hampton Station Holdings, LLC As of December 31, 2022
Real estate assets, net	$18,438	55,447	24,575
Other assets	432	1,051	1,427
Total assets	$18,870	56,498	26,002

Mortgage notes payable, net	$15,233	52,028	5,151
Other liabilities	200	424	1,351
Equity	3,437	4,046	19,500
Total liabilities and equity	$18,870	56,498	26,002
Company’s equity investment, net	$3,265	2,345	5,194

Condensed balance sheet information (continued):	National Lending, LLC As of December 31, 2022		Fundrise Industrial JV 1, LLC As of December 31, 2022	Fundrise Industrial JV 2, LLC As of December 31, 2022
Real estate assets, net	$-		32,644	178,259
Other assets	66,577	(2)	4,570	18,803
Total assets	$66,577		37,214	197,062

Mortgage notes payable, net	$-		16,473	79,970
Other liabilities	-		487	4,390
Equity	66,577		20,254	112,702
Total liabilities and equity	$66,577		37,214	197,062
Company’s equity investment, net	$10,107		16,203	11,270

Condensed income statement information:	Fundrise Insight Two LLC For the Year Ended December 31, 2022	Verse JV LP For the Period January 1, 2022 to August 16, 2022(3)
Total revenue	$2,440	2,846
Total expenses	2,449	2,576
Net income (loss)	$(9)	270
Company’s equity in income (loss)	$(8)	2,105	(1)

(1)	The Company’s equity in net income of investee is inclusive of the gain on sale of the investment of approximately $2.0 million.

F-17

Condensed income statement information (continued):	Mezza JV LP For the Year Ended December 31, 2022	Hampton Station Holdings, LLC For the Year Ended December 31, 2022
Total revenue	$8,012	1,087
Total expenses	7,397	1,040
Net income (loss)	$615	47
Company’s equity in income (loss)	$357	14

Condensed income statement information (continued):	National Lending, LLC For the Year Ended December 31, 2022	Fundrise Industrial JV 1, LLC For the Year Ended December 31, 2022	Fundrise Industrial JV 2, LLC For the Year Ended December 31, 2022
Total revenue	$1,418	2,669	6,899
Total expenses	59	3,355	10,896
Net income (loss)	$1,359	(686)	(3,997)
Company’s equity in income (loss)	$192	(549)	(400)

(2)	Approximately $40.5 million of Other assets are promissory notes receivable from other eREITs. See Note 10, Related Party Arrangements for further information regarding National Lending.

(3)	Condensed results of operations are up to the period of disposal.

On June 13, 2022, FRIND-VB143, LLC, FRIND-Randolph, LLC, FRIND-Candlewood, LLC, FRIND-Aerotropolis, LLC, and FRIND-Carver, LLC, which are subsidiaries of Fundrise Industrial JV 2, LLC, entered into a mortgage loan with Allianz Life Insurance Company in the amount of $81.0 million (the “Allianz Industrial JV 2 Loan”). The Allianz Industrial JV 2 Loan has a maturity date on July 10, 2027 and bears interest at a fixed rate of 4.20% per annum. The Company is named as a carve-out guarantor in the Allianz Industrial JV 2 Loan and is required to meet certain financial covenants. The Company also entered into agreements with FRIND-Carver, LLC and FRIND-VB143, LLC whereby the Company partially guarantees interest payments for the subsidiaries until the mortgaged properties achieve full stabilization. As of December 31, 2022, the Company has not made any interest payments associated with these guarantees.

On June 22, 2022, FRIND-Tarbay, LLC, a subsidiary of Fundrise Industrial JV 1, LLC, entered into a mortgage loan with Allianz Life Insurance Company in the amount of $16.8 million (the “Allianz Industrial JV 1 Loan”). The Allianz Industrial JV 1 has a maturity date on July 10, 2027 and bears interest at a fixed rate of 4.20% per annum. The Company is named as a carve-out guarantor in the Allianz Industrial JV 1 Loan and is required to meet certain financial covenants. The Company also entered into an agreement with FRIND-Tarbay, LLC whereby the Company partially guarantees interest payments for the subsidiary until the mortgaged property achieves full stabilization. As of December 31, 2022, the Company has not made any interest payments associated with this guarantee.

F-18

As of and for the year ending December 31, 2021, the condensed financial position and results of operations of the Company’s material equity method investments are summarized below (amounts in thousands):

Condensed balance sheet information:	Fundrise Insight Two LLC As of December 31, 2021	Verse JV LP As of December 31, 2021	Mezza JV LP As of December 31, 2021	Hampton Station Holdings, LLC As of December 31, 2021
Real estate assets, net	$18,689	$43,875	$56,942	$12,435
Other assets	536	575	874	1,037
Total assets	$19,225	$44,450	$57,816	$13,472

Mortgage notes payable, net	$15,416	$30,654	$51,951	$4,782
Other liabilities	180	198	430	930
Equity	3,629	13,598	5,435	7,760
Total liabilities and equity	$19,225	$44,450	$57,816	$13,472
Company’s equity investment, net	$3,447	$3,465	$3,151	$5,179

Condensed balance sheet information (continued):	National Lending, LLC As of December 31, 2021		Fundrise Industrial JV 1, LLC As of December 31, 2021	Fundrise Industrial JV 2, LLC As of December 31, 2021
Real estate assets, net	$-		$33,388	$97,952
Other assets	69,017	(5)	2,024	4,523
Total assets	$69,017		$35,412	$102,475

Mortgage notes payable, net	$-		$-	$23,833
Other liabilities	3		552	931
Equity	69,014		34,860	77,711
Total liabilities and equity	$69,017		$35,412	$102,475
Company’s equity investment, net	$6,213		$27,888	$7,771

Condensed income statement information:	Enclave at Lake Ellenor JV, LLC For the Period January 1, 2021 to December 22, 2021[3]		Fundrise Insight Two LLC For the Year Ended December 31, 2021	Verse JV LP For the Year Ended December 31, 2021
Total revenue	$5,107		$2,299	$4,334
Total expenses	4,790		2,298	4,147
Net income (loss)	$317		$1	$187
Company’s equity in income (loss)	$16,241	(1)	$1	$50

F-19

Condensed income statement information (continued):	Mezza JV LP For the Year Ended December 31, 2021	100 SR-RSE JV, LLC For the Period January 1, 2021 to December 2, 2021[3]		Hampton Station Holdings, LLC For the Year Ended December 31, 2021
Total revenue	$7,021	$6,923		$722
Total expenses	6,836	11,802		920
Net income (loss)	$185	$(4,879)		$(198)
Company’s equity in income (loss)	$107	$4,258	(2)	$(449	)(4)

Condensed income statement information (continued):	National Lending, LLC For the Year Ended December 31, 2021	Fundrise Industrial JV 1, LLC For the Period from June 4, 2021 (Inception) to December 31, 2021	Fundrise Industrial JV 2, LLC For the Period from September 30, 2021 (Inception) to December 31, 2021
Total revenue	$1,243	$1,050	$409
Total expenses	47	830	648
Net income (loss)	$1,196	$220	$(239)
Company’s equity in income (loss)	$112	$176	$(24)

(1)	The condensed income statement information of investee related to Enclave at Lake Ellenor JV, LLC is comprised of income from operations for the period ending December 22, 2021, prior to the Company obtaining a controlling interest in the investee. The Company’s equity in net income of investee is inclusive of the gain on the disposition of equity method investee of approximately $16.0 million.

(2)	The Company’s equity in net income of investee is inclusive of the gain on sale of the investment of approximately $4.3 million.

(3)	Condensed results of operations are up to the period of disposal.

(4)	The Company’s equity in net income of investee is inclusive of syndication costs associated with the admittance of Development eREIT to the joint venture of approximately $266,000.

(5)	Approximately $29.0 million of Other assets are promissory notes receivable from other eREITs. See Note 10, Related Party Arrangements for further information regarding National Lending.

5.	Investments in Rental Real Estate Properties and Real Estate Held for Improvement

The following table presents the Company’s investment in rental real estate properties (amounts in thousands):

	As of December 31, 2022	As of December 31, 2021
Land	$23,771	$-
Building and building improvements	104,182	-
Site improvements	8,462	-
Total gross investment in rental real estate properties	136,415	-
Less: Accumulated depreciation	(1,579)	-
Total investment in rental real estate properties, net	$134,836	$-

F-20

As of December 31, 2022 and 2021, we had invested in two and zero investments in rental real estate properties, respectively, which consists of the following:

1)	In June 2022, the Company directly acquired ownership of a majority-owned subsidiary for an industrial property containing approximately 852,000 square feet of net rentable area (the “Hagerstown Crossroads Property”) located in Williamsport, MD, for approximately $53.3 million.

2)	On January 15, 2020, the Company directly acquired ownership of a majority-owned subsidiary for an industrial property containing approximately 168,000 square feet of net rentable area (the “E66 Property”) located in Springfield, VA for approximately $15.7 million. On December 13, 2022, we completed the redevelopment and placed in-service the E66 Property, in which the demolition of the existing industrial buildings made way for a new 139,000 square feet industrial property. We commenced recognizing revenue, expenses, and depreciation in accordance with our policy, as outlined in Note 2, Summary of Significant Accounting Policies – Investment in Rental Real Estate Properties and Real Estate Held for Improvement. The property was previously in Real Estate Held for Improvement on the consolidated balance sheets for the year ended December 31, 2021.

As of December 31, 2022, the carrying amount of the rental real estate properties above included cumulative capitalized transaction costs of approximately $2.2 million, which includes cumulative acquisition fees paid to the Sponsor of approximately $1.2 million.

For the year ended December 31, 2022 and 2021, the Company recognized approximately $1.6 million and $0 of depreciation expense on rental real estate properties, respectively.

The following table summarizes the asset acquisition allocation for our investment in rental real estate properties acquired during the year ended December 31, 2022 (amounts in thousands):

Hagerstown Crossroads Property
Land and improvements	$16,712
Building and building improvements	90,140
Total purchase price(1)	$106,852

(1)	The key components of the $106.9 million purchase price for the Hagerstown Crossroads Property includes approximately $32.9 million of 1031 Exchange funds, approximately $56.4 million of the Credit Facility, approximately $10.3 million of deposits, and approximately $33,000 of pre-acquisition expenses. Refer to our consolidated statement of cash flows for additional details regarding the acquisition of the Hagerstown Crossroads Property.

The following table presents the Company’s investment in real estate held for improvement (amounts in thousands):

	As of December 31, 2022	As of December 31, 2021
Land	$-	$15,094
Work in progress	-	5,972
Total investment in real estate held for improvement	$-	$21,066

As of December 31, 2022 and 2021, we had zero and one investment in real estate held for improvement, respectively.

6.	Credit Facility

On June 17, 2022, Hagerstown Crossroads Property and the E66 Property (the “Borrower”), which are real property-controlled subsidiaries of the Company, executed an agreement with PCRED II Lending I LLC for a Credit Facility of up to $95.0 million, secured by real property owned by the Borrower’s subsidiaries (the “Credit Facility”). The Credit Facility bears interest at SOFR + 3.25%. The Credit Facility calls for interest-only payments for the entire term of the loan and a principal balloon payment at maturity. The Credit Facility matures on July 7, 2024, with three twelve-month extension options until July 7, 2027.

F-21

For the year ended December 31, 2022, we incurred interest expense of approximately $1.8 million and amortized approximately $500,000 of deferred financing fees into interest expense on the consolidated statement of operations related to the Hagerstown Crossroads Property. For the year ended December 31, 2022, we incurred and capitalized interest of approximately $566,000 and amortized approximately $165,000 of deferred financing fees into capitalized interest before placing the E66 property in service on December 13, 2022. For the year ended December 31, 2022, we incurred interest expense of approximately $161,000 and amortized approximately $15,000 of deferred financing fees into interest expense on the consolidated statement of operations related to the E66 Property.

The Credit Facility contains various financial and non-financial covenants. Included in these covenants are general liquidity and net worth requirements for the Company, as the Credit Facility’s carve-out guarantor. The loan agreement also contains a requirement for quarterly monitoring of the named Borrower’s debt service coverage ratio and debt yield ratio. If the Borrower does not meet these quarterly minimum compliance requirements, it is required to fund a yield maintenance reserve account. For the year ended December 31, 2022, the Company has funded approximately $3.0 million into this yield maintenance reserve account. These amounts are classified as restricted cash on the Company's consolidated balance sheet. The Company continues to actively monitor these quarterly requirements.

The following is a summary of the Credit Facility secured by the Company’s properties as of December 31, 2022 (dollar amounts in thousands):

Borrower	Commitment Amount	Maturity Date	Interest Rate	Balance as of December 31, 2022
Hagerstown Crossroads Property and the E66 Property	$95,000	07/07/2024	SOFR + 3.25%	$79,700	(1)(2)

(1)	Excludes deferred financing fees of approximately $2.3 million and amortized deferred financing fees of $662,000 as of December 31, 2022 for Hagerstown Crossroads Property and E66 Property. The unamortized deferred financing costs are presented as a reduction to the loan carrying amount on the consolidated balance sheet.

(2)	The $79.7 million was used to acquire the Hagerstown Crossroads Property and refinance the E66 Property. The $79.7 million used from the Credit facility includes approximately $63.6 million which was used towards investments in rental real estate properties, approximately $1.5 million which was used to purchase the derivative financial instrument (see Note 7, Derivative Financial Instruments), approximately $138,000 which was an increase to prepaids, approximately $2.3 million was used to pay deferred financing fees, and the remaining $12.1 million were the net proceeds from the advance on Credit Facility. Refer to our consolidated statement of cash flows for additional details regarding the acquisition of the Hagerstown Crossroads Property.

The following table presents the future principal payments due under the Company’s Credit Facility as of December 31, 2022 (dollar amounts in thousands):

Year	Amount
2023	$-
2024	79,700
2025	-
2026	-
2027 and thereafter	-
Total	$79,700

7.	Derivative Financial Instruments

Effective June 17, 2022, we entered into an interest rate cap agreement for $1.5 million with a notional amount of approximately $80.0 million and a strike rate of 3.00% to manage our exposure to interest rate risk on our variable rate debt (see Note 6, Credit Facility). The interest rate cap is not for trading or other speculative purposes.

The interest rate cap agreement matures on July 7, 2024. We have not designated the interest rate cap as a cash flow hedge; therefore, the derivative does not qualify for hedge accounting. Accordingly, changes in the fair value of the interest rate cap are recognized immediately through earnings. During the year ended December 31, 2022, we recorded an increase in the fair value of the interest rate cap of approximately $505,000, which is reflected as “Increase in fair value of derivative financial instruments” in our consolidated statements of operations. There were no derivative financial instruments entered into in 2021.

F-22

The fair value of our derivatives is estimated based on observable market inputs, such as interest rate, term to maturity and volatility, as well as unobservable inputs, such as estimates of current credit spreads. The fair value of our derivative as of December 31, 2022 and 2021 (dollar amounts in thousands) is as follows:

				Derivative Assets
Derivative Instrument	Notional Amount	Effective Date	Maturity Date	Fair Value as of December 31, 2022	Fair Value as of December 31, 2021
Interest Rate Cap	$80,000	6/17/2022	7/7/2024	$2,020	$-

8.	Distributions

Distributions are calculated based on members of record each day during the distribution period.

The tables below outline the Company’s total distributions declared to members, the Sponsor and its affiliates for the years ended December 31, 2022 and 2021 (all tabular amounts are in thousands except per share data):

	Members
Distributions for the Period:	Daily Distribution Per-Share Amount	Total Declared		Date of Declaration	Total Paid/Reinvested as of December 31, 2022	Payment Date
February 1, 2022 through February 28, 2022	0.0002739726	$107		01/28/2022	$107	04/12/2022
March 1, 2022 through March 31, 2022	0.0002739726	117		02/25/2022	117	04/12/2022
April 1, 2022 through April 30, 2022	0.0002739726	99		03/30/2022	99	07/12/2022
May 1, 2022 through May 31, 2022	0.0002739726	103		04/27/2022	103	07/12/2022
June 1, 2022 through June 30, 2022	0.0002739726	100		05/27/2022	100	07/12/2022
July 1, 2022 through July 31, 2022	0.0002739726	103		06/28/2022	103	10/12/2022
August 1, 2022 through August 31, 2022	0.0001369863	61		07/27/2022	61	10/12/2022
September 1, 2022 through October 1, 2022	0.0001369863	60		08/29/2022	60	10/12/2022
October 2, 2022 through October 31, 2022	0.0001369863	46		10/01/2022	-	01/11/2023
November 1, 2022 through November 30, 2022	0.0001369863	48		10/28/2022	-	01/11/2023
December 1, 2022 through December 31, 2022	0.0001369863	47		11/29/2022	-	01/11/2023
January 1, 2023 through January 31, 2023	0.0001369863	47	(2)	12/29/2022	-	04/21/2023
Total		$938	(1)		$750

	Members
Distributions for the Period:	Daily Distribution Per-Share Amount	Total Declared		Date of Declaration	Total Paid/Reinvested as of December 31, 2021	Payment Date
February 1, 2021 through February 28, 2021	0.0012328767	$348		01/28/2021	$348	04/13/2021
March 1, 2021 through March 31, 2021	0.0013698630	425		02/25/2021	425	04/13/2021
April 1, 2021 through April 30, 2021	0.0013698630	399		03/30/2021	399	07/13/2021
May 1, 2021 through May 31, 2021	0.0010958904	330		04/29/2021	330	07/13/2021
June 1, 2021 through June 30, 2021	0.0013698630	399		05/28/2021	399	07/13/2021
July 1, 2021 through July 31, 2021	0.0014383562	424		06/29/2021	424	10/12/2021
August 1, 2021 through August 31, 2021	0.0013698630	421		07/28/2021	421	10/12/2021
September 1, 2021 through October 1, 2021	0.0008219178	263		08/27/2021	263	10/12/2021
October 2, 2021 through October 31, 2021	0.0009589041	337		10/01/2021	-	01/11/2022
November 1, 2021 through November 30, 2021	0.0004109589	139		10/27/2021	-	01/11/2022
December 1, 2021 through December 31, 2021	0.0004109589	145		11/29/2021	-	01/11/2022
January 1, 2022 through January 31, 2022	0.0002739726	101	(3)	12/29/2021	-	04/12/2022
Total		$3,731	(1)		$3,009

F-23

(1)	Total distributions declared to related parties is included in total distributions declared to all shareholders. For the years ended December 31, 2022 and 2021, total distributions declared to related parties were approximately $1,000 and $4,000, respectively. Additionally, the total distribution does not include approximately $315,000 distribution on the Enclave at Lake Ellenor 1031 exchange post-close transaction to a third party. For more information, see Note 4, Investments in Equity Method Investees.

(2)	The liability for the January 2023 distribution was estimated based on the daily distribution per-share amount multiplied by the number of shareholders as of the date of the preparation of the December 31, 2022 consolidated financial statements, and is scheduled to be paid within three weeks after the end of end of March 2023.

(3)	The liability for the January 2022 distribution was estimated based on the daily distribution per-share amount multiplied by the number of shareholders as of the date of the preparation of the December 31, 2021 consolidated financial statements. This amount was subsequently determined to be approximately $105,000.

9.	Fair Value of Financial Instruments

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. U.S. GAAP defines the fair value as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

As of December 31, 2022, the Company’s significant financial instruments consist of cash and cash equivalents, restricted cash, outstanding principal on the Credit Facility, and the derivative financial instrument. As of December 31, 2021, the Company’s significant financial instruments consist of cash and cash equivalents.

The carrying amount of the Company’s cash and cash equivalents as of December 31, 2022 and 2021 approximates fair value due to its short-term nature.

The only asset or liability as of December 31, 2022 that is recorded at fair value on a recurring basis is the derivative financial instrument. As of December 31, 2022, management estimated the fair value of our derivative financial instrument to be approximately $2.0 million. We classify this fair value measurement as Level 2 as we use significant other observable inputs.

F-24

As of December 31, 2022, the Credit Facility’s outstanding principal carrying value was approximately $79.7 million, and the aggregate fair value approximated its carrying value. The fair value of our borrowings under variable rate agreements are estimated using a present value technique based on expected cash flows discounted using the current market rates (Level 3).

Any changes to the valuation methodology will be reviewed by management to ensure the changes are appropriate. The methods used may produce a fair value calculation that is not indicative of net realizable value or reflective of future fair values. Furthermore, while we anticipate that our valuation methods are appropriate and consistent with other market participants, the use of different methodologies, or assumptions, to determine the fair value could result in a different estimate of fair value at the reporting date.

10.	Related Party Arrangements

Fundrise Advisors, LLC, Manager

The Manager and certain affiliates of the Manager will receive fees and compensation in connection with the Company’s Offering, and the acquisition, management and sale of the Company’s real estate investments.

The Manager is reimbursed for organizational and offering expenses incurred in conjunction with the Offering upon meeting the Hurdle Rate. See Note 2, Summary of Significant Accounting Policies – Organizational and Offering Costs for the amount of organizational and offering costs incurred and payable for the years ended December 31, 2022 and 2021.

The Company will reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, to the extent not reimbursed by the borrower, whether or not the Company ultimately acquires or originates the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or technology costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor, including any increases in insurance attributable to the management or operation of the Company. For the years ended December 31, 2022 and 2021, the Manager incurred approximately $9,000 and $16,000 of operational costs on our behalf, respectively. As of December 31, 2022 and 2021, approximately $4,000 and $2,000 were due and payable, respectively.

The Company will pay the Manager a quarterly Investment management fee of one-fourth of 0.85% at the end of each prior quarter. This rate is determined by our Manager in its sole discretion, but cannot exceed an annualized rate of 1.00%. In addition, the Manager may in its sole discretion waive its Investment management fee, in whole or in part. The Manager will forfeit any portion of the Investment management fee that is waived.

During the years ended December 31, 2022 and 2021, we have incurred Investment management fees of approximately $1.5 million and $1.1 million, respectively. As of December 31, 2022 and 2021, approximately $398,000 and $322,000 of Investment management fees remained payable to the Manager.

Additionally, the Company is required to pay the Manager for servicing any non-performing asset. The Company is required to reimburse the Manager for actual expenses incurred on our behalf in connection with the special servicing of non-performing assets. The Manager will determine, in its sole discretion, whether an asset is non-performing. As of December 31, 2022 and, 2021, the Manager has not designated any asset as non-performing and no special servicing fees were payable to the Manager. For the years ended December 31, 2022 and 2021, no special servicing fees were incurred or paid to the Manager.

The Company will also reimburse the Manager for actual expenses incurred on our behalf in connection with the liquidation of any of our equity investments in real estate. As of December 31, 2022 and, 2021, no disposition fees were payable to the Manager. For the years ended December 31, 2022 and 2021, no disposition expenses were incurred or paid to the Manager.

F-25

Development eREIT

The Company entered into a license agreement with Development eREIT during the year ended December 31, 2021, in which Development eREIT licensed to the Company possession of a property owned by Development eREIT in exchange for a license fee payable to Development eREIT in monthly installments. For the years ended December 31, 2022 and 2021, the Company incurred approximately $45,000 and $23,500 in fees to Development eREIT for possession of the property. As of December 31, 2022 and 2021, approximately $0 and $7,000 were due and payable to Development eREIT.

Fundrise Lending, LLC

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, and in order to comply with certain state lending requirements, Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor or its affiliates may close and fund a loan or other investment prior to it being acquired by us. This allows us the flexibility to deploy our offering proceeds as funds are raised. We then will acquire such investment at a price equal to the fair market value of the loan or other investment (including reimbursements for servicing fees and accrued interest, if any), so there is no mark-up (or mark-down) at the time of our acquisition. During the years ended December 31, 2022 and 2021, the Company did not purchase any investments that were owned by Fundrise Lending, LLC.

For situations where our Sponsor, Manager or their affiliates have a conflict of interest with us that is not otherwise covered by an existing policy we have adopted or a transaction is deemed to be a “principal transaction”, the Manager has appointed an independent representative (the “Independent Representative”) to protect the interests of the members and review and approve such transactions. Any compensation payable to the Independent Representative for serving in such capacity on our behalf will be payable by us. Principal transactions are defined as transactions between our Sponsor, Manager or their affiliates, on the one hand, and us or one of our subsidiaries, on the other hand. Our Manager is only authorized to execute principal transactions with the prior approval of the Independent Representative and in accordance with applicable law. Such prior approval may include but not be limited to pricing methodology for the acquisition of assets and/or liabilities for which there are no readily observable market prices. During the years ended December 31, 2022 and 2021, fees of approximately $11,000 and $7,000, respectively, were paid to the Independent Representative as compensation for those services and included as general and administrative expense in the consolidated statements of operations.

Co-Investment Arrangements

The Company may gain exposure to real estate investments through co-investment arrangements (“Co-Investments”) with other eREITs and Funds affiliated with our Manager. Through a Co-Investment, the Company acquires partial interests rather than full ownership of an investment. The Company’s ownership percentage in the Co-Investment will generally be pro rata to the amount of money the Company applies to the origination or commitment amount for the underlying acquisition.

For the years ended December 31, 2022 and 2021, the Company incurred approximately $414,000 and $55,000 of reimbursable operating costs on behalf of our Co-Investments, of which $322,000 and $55,000 was receivable as of December 31, 2022 and 2021, respectively.

Fundrise, L.P., Member

Fundrise, L.P. is a member of the Company and held 9,500 shares as of December 31, 2022 and 2021. One of our Sponsor’s wholly-owned subsidiaries is the general partner of Fundrise, L.P.

Rise Companies Corp, Member and Sponsor

Rise Companies Corp. is a member of the Company and held 600 common shares as of December 31, 2022 and 2021.

F-26

For the years ended December 31, 2022 and 2021, the Sponsor incurred approximately $117,000 and $51,000 of operational costs on our behalf, respectively. As of December 31, 2022 and 2021, approximately $13,000 and $5,000 were due and payable, respectively.

The following table presents the Company’s acquisition fees related to investments in real estate properties paid to the Sponsor (amounts in thousands):

	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021
Acquisition fees incurred and paid to the Sponsor	$1,049	$-
Total	$1,049	$-

Investment in National Lending, LLC

In July 2019, our Manager formed a self-sustaining lending entity, National Lending, which is financed by each of the real estate investment trusts managed by our Manager and affiliated with our Sponsor (“eREITs”). National Lending is managed by an independent manager (the “Independent Manager”) through a management agreement at a market rate that is customary for the industry. Each eREIT contributes an amount to National Lending in exchange for ownership interests, originally not to exceed 3% of its assets under management to National Lending. On March 23, 2020, the Company entered into an Amended and Restated Operating Agreement with National Lending, which increased the maximum contribution for partnership interest from 3% to approximately 5% of a partner’s assets under management. Accordingly, the Company has a continuous funding commitment to maintain a total contribution amount of up to 5% of its assets under management to National Lending. As of December 31, 2022 and 2021, the Company has contributed approximately $9.7 million and $6.0 million for an 15.2% and an 9.0% ownership in National Lending, respectively.

National Lending then may provide short-term bridge financing through promissory notes to any of the eREITs, including us, who have contributed to it in order to maintain greater liquidity and better finance such eREITs’ individual real estate investment strategies. The promissory notes bear a market rate of interest and are generally repaid via the capital raised by each of the borrowing eREITs’ Offerings. All transactions between National Lending and the borrowing eREITs are reviewed by the Independent Manager.

During the year ended December 31, 2022 and 2021, the Company entered into one and two promissory notes, respectively, with National Lending. During the year ended December 31, 2022 and 2021, the Company incurred approximately $5,000 and $153,000 in related interest expense. As of December 31, 2022, the Company has repaid all cumulative outstanding principal and interest in full on the promissory note.

The following is a summary of the promissory notes issued by National Lending to the Company as of December 31, 2022 and 2021 (dollar amounts in thousands):

Note	Principal Balance	Interest Rate	Maturity Date	Balance at December 31, 2022	Balance at December 31, 2021
2021 - A	$17,000	3.5%	06/03/2022	$-	$-
2021 - B	$3,000	3.5%	06/03/2022	$-	$-
2022 - A	$1,500	3.8%	05/31/2023	$-	$-
Total				$-	$-

National Commercial Real Estate Trust Promissory Note

On November 23, 2020, the Company entered into a $210,000 promissory note with National Commercial Real Estate Trust (“NCRET”), a wholly-owned statutory trust of Rise Companies Corp. The duration of the note was three months and the interest rate was 3% per annum. The transaction between NCRET and the Company was reviewed by the Independent Representative.

For the years ended December 31, 2022 and 2021, the Company incurred interest expense of approximately $0 and $1,000 due to NCRET. As of December 31, 2022 and 2021, the Company had no interest payable on the promissory note. As of December 31, 2022 and 2021, the Company has repaid all cumulative outstanding principal and interest in full on the promissory note.

F-27

11.	Economic Dependency

Under various agreements, the Company has engaged or will engage our Manager and its affiliates to provide certain services that are essential to the Company, including investment management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. The Manager in turn has entered into the Shared Services Agreement to assist the Manager in providing such services. As a result of these relationships, the Company is dependent upon our Manager and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

12.	Commitments and Contingencies

Legal Proceedings

As of the date of the consolidated financial statements we are not currently named as a defendant in any active or pending material litigation. However, it is possible that the company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

13.	Subsequent Events

In connection with the preparation of the accompanying consolidated financial statements, we have evaluated events and transactions occurring through April 24, 2023, for potential recognition or disclosure.

Offering

As of April 24, 2023, we had raised total gross offering proceeds of approximately $175.0 million from settled subscriptions (including the $100,000 received in the private placements to our Sponsor and Fundrise, L.P., an affiliate of our Sponsor), and had settled subscriptions in our Offering and private placements for a gross aggregate of approximately 15.5 million of our common shares.

New Investments

As of April 24, 2023, the Company contributed an additional 5.2 million to Fundrise Industrial JV 2, LLC.

On April 6, 2023, the Company acquired one additional real estate investment for a total purchase price of approximately $82.7 million. The acquisition was financed with a senior loan, with a principal balance of approximately $58.0 million.

National Lending

On March 31, 2023, National Lending issued a promissory note to the Company in the principal amount of $4.0 million. The note bears a 6.0% interest rate and matures on March 31, 2024. On April 14, 2023, the Company repaid $4.0 million in principal and approximately $9,000 in accrued interest on one of its outstanding promissory notes with National Lending.

Release of Restricted Cash

As part of the agreement executed by Hagerstown Crossroads Property and the E66 Property with PCRED II Lending I LLC, we were required to reserve $4.5 million upon the satisfaction of certain terms, which included the completion of the development of the E66 Property. On March 17, 2023, PCRED II Lending I LLC released the $4.5 million reserved upon our draw request meeting the conditions of release.

Leasing Activity for E66 Property

On February 23, 2023, the E66 Property leased approximately 49,000 square feet to a Fortune 500 government contractor with over $10B in annual revenue for a 10 year and 3-month term. In addition, on March 20, 2023, the E66 Controlled Subsidiary leased approximately 39,000 square feet to a subsidiary of a Forbes Global 2000 plumbing and heating supply company with over $22 billion in annual revenue for a 5 year term.

F-28

Item 8.	Exhibits

INDEX OF EXHIBITS

Index to Exhibits

Exhibit No.	Description
2.1*	Certificate of Formation (incorporated by reference to the copy thereof filed as Exhibit 2.1 to the Company’s DOS/A filed on May 24, 2016)
2.2*	Certificate of Amendment (incorporated by reference to the copy thereof filed as Exhibit 2.2 to the Company’s DOS/A filed on May 24, 2016)
2.3**	Amended and Restated Operating Agreement
4.1*	Form of Subscription Agreement (incorporated by reference to the copy thereof filed as Appendix A to the Company’s Offering Circular filed on July 26, 2021)
6.1*	Form of License Agreement between Fundrise East Coast Opportunistic REIT, LLC and Fundrise, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.1 to the Company’s DOS/A filed on May 24, 2016)
6.2*	Form of Fee Waiver Support Agreement between Fundrise East Coast Opportunistic REIT, LLC and Fundrise Advisors, LLC (incorporated by reference to the copy thereof submitted as Exhibit 6.2 to the Company’s DOS/A filed May 24, 2016)
6.3*	Form of Shared Services Agreement between Rise Companies Corp. and Fundrise Advisors, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.3 to the Company’s DOS/A filed on May 24, 2016)
6.4*	Form of Servicing Agreement between Fundrise East Coast Opportunistic REIT, LLC and Fundrise Servicing, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.4 to the Company’s DOS/A filed on May 24, 2016)
6.5**	Amended and Restated Limited Liability Company Operating Agreement of Fundrise Industrial JV 1, LLC
6.6**	Limited Liability Company Operating Agreement of Fundrise Industrial JV 2, LLC

*	Previously filed
**	Filed herewith

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Washington, DC on April 24, 2023.

Fundrise East Coast Opportunistic REIT, LLC

By:	Fundrise Advisors, LLC, a Delaware limited liability company, its Manager

	By:	/s/ Benjamin S. Miller
		Name:	Benjamin S. Miller
		Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this Annual Report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Benjamin S. Miller	Chief Executive Officer of	April 24, 2023
Benjamin S. Miller	Fundrise Advisors, LLC
(Principal Executive Officer)

/s/ Alison A. Staloch	Chief Financial Officer of	April 24, 2023
Alison A. Staloch	Fundrise Advisors, LLC
(Principal Financial Officer and
Principal Accounting Officer)